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As filed with the Securities and Exchange Commission on October 6, 2006.

Registration No. 333-136483

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBAL GEOPHYSICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	1382	05-0574281
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3535 Briarpark Drive, Suite 200
Houston, Texas 77042
(713) 972-9200
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Richard A. Degner
Chairman of the Board, President and Chief Executive Officer
3535 Briarpark Drive, Suite 200
Houston, Texas 77042
(713) 972-9200
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Bryce D. Linsenmayer Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2000 (713) 236-5540 (fax)	Craig M. Murrin Vice President, Secretary and General Counsel Global Geophysical Services, Inc. 3535 Briarpark Drive, Suite 200 Houston, Texas 77042 (713) 972-9200 (713) 979-1560 (fax)	T. Mark Kelly Christopher S. Collins Vinson & Elkins LLP 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222 (713) 615-5883 (fax)

Approximate date of commencement of proposed sale of securities to the public:
As soon as practical after the effective date of this Registration Statement.

        If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated October 6, 2006

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

            Shares

Common Stock

        This is an initial public offering of shares of common stock of Global Geophysical Services, Inc. We are selling            shares of common stock, and the selling stockholders are selling            shares of common stock. Prior to this offering, there has been no public market for our common stock. We expect the initial offering price to be between $            and $            per share. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. We have applied to list our common stock on the Nasdaq Global Market under the trading symbol "GGEO."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Global Geophysical Services, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

        The underwriters may also purchase up to an additional            shares from us and            shares from the selling stockholders at the public offering price, less underwriting discounts and concessions, within 30 days from the date of this prospectus to cover over-allotments.

        Neither the Securities and Exchange Commission, nor any state securities commission or other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Delivery of the shares will be made on or about                        , 2006.

Jefferies & Company

The date of this prospectus is                        , 2006.

TABLE OF CONTENTS

Summary	1
Risk Factors	9
Forward-Looking Statements	21
Use of Proceeds	22
Dividend Policy	22
Capitalization	23
Dilution	25
Selected Historical Financial Data	27
Management's Discussion and Analysis of Financial Condition and Results of Operations	29
Business	42
Management	51
Certain Relationships and Related Transactions	59
Principal and Selling Stockholders	60
Description of Capital Stock	61
Shares Eligible for Future Sale	64
Certain United States Federal Tax Considerations For Non-United States Holders	66
Underwriting	70
Where You Can Find More Information	74
Legal Matters	74
Experts	74
Index to Financial Statements	F-1
Glossary of Terms	A-1

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, prospects and other information may have changed since this date.

        This prospectus includes industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. We believe that the information included in this prospectus from industry surveys, publications, consultant surveys and forecasts is accurate and reliable.

        The body of accounting principles generally accepted in the United States is commonly referred to as "GAAP." A non-GAAP financial measure is generally defined by the Securities and Exchange Commission, or SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income before interest expense, taxes, depreciation and amortization. EBITDA is not a substitute for GAAP measures of earnings and cash flow. EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by security analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results.

i

SUMMARY

        This summary highlights selected information described in more detail later in this prospectus, but does not contain all of the information you should consider in making an investment decision. You should also read this entire prospectus, including the risks of investing in our common stock discussed in the section entitled "Risk Factors" and the financial statements and related notes appearing elsewhere in this prospectus before investing in our common stock. References in this prospectus to "Global," the "company," "us," "our" or "we" are to Global Geophysical Services, Inc. and its subsidiaries unless the context requires otherwise.

        If you are not familiar with some of the seismic industry terms used in this prospectus, please read our Glossary of Terms included as Appendix A to this prospectus.

GLOBAL GEOPHYSICAL SERVICES, INC.

Our Company

        We are a worldwide land, transition zone and shallow marine seismic data acquisition services provider focused on delivering innovative solutions, high quality work and superior client service. The seismic data we generate is used by oil and gas exploration and production companies to locate potential reservoirs of oil and gas and to gain a better understanding of known reserves. We were formed in 2003 by our management team to capture opportunities in the growing seismic industry and have experienced rapid growth since our inception. Our customers include major integrated oil companies, including BP and ConocoPhillips, independent oil and gas exploration and production companies, including Devon, Apache and EOG Resources, and seismic data library companies, including Seismic Exchange, Inc.

        We provide conventional 2D and 3D seismic acquisition services, as well as our higher resolution Reservoir GradeSM 2D and 3D seismic solutions. Our Reservoir GradeSM seismic solutions offer improved spatial resolution and signal-to-noise ratio, which enables a better interpretation of the geologic structure and porosity changes in the reservoir. In addition to being a critical exploration tool, seismic data allows exploration and production companies to better understand their producing reservoirs, thereby maximizing production and recoverability levels of oil and natural gas reserves. A series of 3D surveys conducted in time lapse fashion, commonly referred to as 4D seismic, can help our clients monitor the movement of oil and gas fluids through the reservoir.

        Our operating capabilities are global. Since we launched our first seismic crew in 2005, we have conducted or contracted for operations in North and South America, Asia and North Africa. Our management team has extensive experience operating in over 60 countries, long-term client relationships and an understanding of operating conditions and sociopolitical dynamics in the U.S. and abroad.

        We currently operate seven seismic data acquisition crews domestically and internationally, with over 36,000 recording channels combined. We intend to deploy three additional crews by December 31, 2006, one in the U.S. and two internationally. Two of these planned crews are under contract and are currently being equipped, and we are negotiating the contract with the prospective client for the other crew.

        We have the capability to operate in highly specialized and diverse environments, including desert, arctic, jungle, swamp, highland, shallow marine and transition zones. Transition zones are marine or fresh water coastal regions. Typical transition zones include beaches, swamps, and marshes. Shallow marine areas are those with water depths up to approximately 200 feet.

        Our founders and senior management team are drawn from industry leading competitors, average over 22 years of seismic industry experience, and have a proven track record in establishing and managing global seismic businesses. We expect to continue to grow by leveraging our experience and expertise, continuing to provide high quality seismic data acquisition services, offering high-resolution products and using advanced technology and equipment.

Our Industry

        Our business and overall demand for seismic services depends on worldwide levels of exploration, development and production expenditures made by our clients, who include national oil companies, major integrated oil and gas companies, independent oil and gas exploration and production companies, and seismic data library companies.

        We believe that the following trends in our industry should benefit our operations:

  •
  Growing global demand for oil and gas. With emerging market economies, particularly those of China and India, experiencing strong economic growth, global demand for energy is increasing at historic rates. Strong demand for energy, coupled with tightening supply, has caused oil and gas exploration and production companies to increase their exploration and development activities, which in turn drives demand for our services.

  •
  Historical lack of exploration spending. According to the United States Energy Information Administration, in real dollar terms, geological and geophysical spending by major U.S. exploration and production companies in 2004 was only 29% of the amount spent in 1981 and exploration spending in 2004 was only 25% of comparable 1981 expenditures. The majority of recent increases in expenditures in response to higher oil and gas prices have been predominately development-based. As global demand for oil and gas continues to increase and declining production rates result in the further marginalization of mature fields, we believe that exploration and production companies will commit significant capital to explore for new oil and gas reserves.

Aggregate Capital Spending of Major U.S. Exploration and Production Companies(1)

(1)
Source: United States Energy Information Administration. "Major U.S. Exploration and Production Companies" as defined by the United States Energy Information Administration consist of any U.S.-based company (or its parent company) that is publicly traded, and accounts for one percent or more of U.S. production or reserves of crude oil (including natural gas liquids) or natural gas, or one percent or more of U.S. refining capacity or refined product sales volume. Capital spending data has been converted to 2005 dollars using the Consumer Price Index published by the United States Bureau of Labor Statistics.

  •
  Recent technological advances in seismic data acquisition equipment and processing. In recent years, significant advances have been made in seismic data acquisition and processing capabilities. We believe that exploration and production companies will use this advanced technology, not only to acquire seismic data in previously unexplored regions, but also to continue "re-shooting" mature oil and gas basins to fully exploit known oil and gas reserves.

  •
  Improved drilling economics due to higher oil and gas prices. The high oil and gas prices of the past several years have made fields that were previously uneconomic or marginally economic increasingly attractive for oil and gas exploration and production companies to explore and develop. As a result, demand for seismic data acquisition has increased commensurately as operators are finding legacy fields and new fields that were previously uneconomic are now worthy of further analysis.

  •
  Trend towards drilling and developing non-conventional oil and gas resources. As a result of improvements in drilling and production-enhancement technologies, oil and gas companies are increasingly developing non-conventional oil and gas "resource plays". Successful and economic production of resource plays frequently requires significant seismic data acquisition activity to maximize the effectiveness of drilling and subsequent multi-stage fracturing operations.

Our Strategy

        Our strategy is to expand our seismic data acquisition business and maximize utilization of our equipment and services. Specifically, we intend to:

  •
  Deploy highly experienced seismic crews. We intend to grow our seismic crew count from its current level of seven crews by adding eight additional crews over the next 18 months. We intend to have ten crews deployed by the end of 2006 and 15 crews deployed by the end of 2007. We seek to leverage our employees' extensive experience operating in diverse environments throughout the world by mobilizing our crews to work in these challenging regions, where we believe we can earn higher margins for our products and services.

  •
  Continue to expand internationally. We have conducted or contracted to commence seismic data acquisition operations in North and South America, Asia and North Africa. By operating in multiple locations and markets, we create a dynamic geographic portfolio, thereby reducing our dependence on individual and isolated markets. We also believe that certain international markets offer the best opportunities to maximize our expertise and operating margins.

  •
  Utilize industry-leading technology. We use the latest generation seismic data acquisition equipment which provides our clients with high density data collection capabilities. We will continue to use the best available equipment to be a leader in providing seismic data acquisition solutions to our clients.

  •
  Purchase and deploy advanced technology and equipment at low costs. We have assembled an inventory of advanced land, transition zone and shallow marine seismic recording systems. We intend to continue to utilize new, advanced technology and equipment that, when coupled with our use of standardized equipment, will allow us to realize reduced operating and training costs and higher equipment utilization.

  •
  Maintain an owner-manager culture throughout the company. We have broad employee ownership of our equity securities. High morale is integral to developing and maintaining crew productivity, revenue generation, and cost control. We believe our culture enhances our crews' morale and is conducive to achieving these goals.

  •
  Leverage our strong relationships with oil and gas exploration and production companies. Our management team has an established track record with many large oil and gas companies that utilize our services, and we intend to continue to leverage our reputation to drive utilization of our assets.

  •
  Operate with a low cost structure. Our standardized equipment, broad experience base, and centralized support structure allow us to maintain a low overhead rate, which we believe will provide a competitive advantage over our larger competitors.

  •
  Establish a strong industry brand. We plan to leverage the extensive experience of our personnel to continue building a strong industry brand as a global seismic data acquisition company that provides reliable, high quality services, advanced technologies, innovative seismic solutions, and client service. We believe that establishing a brand for excellence will afford us the opportunity to earn higher margins due to the superior level of service we provide.

Our Strengths

        We believe the following competitive strengths enable us to execute our strategy successfully.

  •
  Experienced employees with extensive client relationships. Our senior management team has a proven ability to attract high quality, experienced industry professionals to our company. We seek to employ highly motivated, entrepreneurial managers and seismic professionals with diverse skill sets and extensive client relationships with major integrated oil and gas companies, national oil companies, and independent oil and gas exploration and production companies. In addition to our experienced and highly qualified employees, we have the expertise and specialized equipment necessary to operate in diverse land, transition zone, and shallow marine environments.

  •
  New, technologically advanced equipment at "most favored customer" pricing. We built the company around new, technologically advanced recording equipment. We use standardized equipment designed with significant input from our management and purchased under a "most favored customer" pricing arrangement. By using standardized equipment, we are able to maximize productivity and utilization while minimizing operating and training costs.

  •
  Highly specialized marine vessels complementing high quality land, transition zone, and shallow marine assets. Our highly specialized vessels give us the capability to record seismic data sets contiguously from land, through the transition zone and out to water depths of approximately 200 feet. This provides our clients with a continuous data volume, enabling them to interpret oil and gas reservoirs extending across diverse surface environments.

  •
  High quality 3D survey design. We offer our Reservoir GradeSM 3D product for use in a variety of environments. Compared to standard 3D, we believe this product offers resolution disproportionately greater than the incremental price. Our geophysicists have also developed a progressive approach to seismic data acquisition that allows our clients to acquire a coarse exploration grade 3D seismic data set and later refine specific areas with higher-resolution 3D that retains the value of the original 3D data.

  •
  Strong and diverse client base. We have long-standing relationships with many national oil companies, large integrated and independent oil and gas exploration and production companies and seismic data library companies.

Our Challenges

        We face a number of challenges in implementing our strategies, in addition to those set forth in the "Risk Factors" section of this prospectus. For example:

  •
  We derive almost all of our revenue from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the level and volatility of oil and gas prices.

  •
  A material reduction in the levels of exploration and development activities in our market areas could affect our business.

  •
  We operate in a highly competitive industry with intense price competition.

  •
  Our business is capital intensive and requires management focus to exploit opportunities throughout the world.

  •
  Our future expansion depends upon our ability to attract and retain highly qualified professionals to staff seismic crews.

        For further discussion of these and other challenges we face, see "Risk Factors" beginning on page 9.

Corporate Information

        Our principal executive offices are located at 3535 Briarpark Dr., Suite 200, Houston, Texas 77042, and our telephone number is (713) 972-9200. Our website address is www.globalgeophysical.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common stock offered by us	shares.
Common stock offered by the selling stockholders	shares.
Common stock to be outstanding after this offering	shares.
Use of proceeds	We expect to receive $ in net proceeds from this offering. We intend to use $ million of net proceeds from this offering to repay all outstanding indebtedness under our existing term credit facility. The balance of the net proceeds will be used to fund the acquisition of new equipment and technology and the expansion of our crew count, and for working capital and general corporate purposes. For more information, see "Use of Proceeds" on page 22.
We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Dividend policy	We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. For more information, see "Dividend Policy" on page 22.
Proposed Nasdaq Global Market symbol	GGEO.
Risk factors	For a discussion of certain risks associated with an investment in our common stock, please see the section entitled "Risk Factors" beginning on page 9.

        The number of shares of our common stock that will be outstanding after this offering is            and excludes:

  •
  shares of our common stock issuable upon exercise of outstanding warrants with an exercise price of $            per share; and

  •
  3,000,000 shares of our common stock reserved for future issuance under our 2006 Incentive Plan.

        In addition, except as otherwise noted, all information in this prospectus assumes:

  •
  the conversion of all outstanding shares of our Class A and Class B common stock into            shares of our common stock;

  •
  the conversion of all outstanding shares of our Series A preferred stock into            shares of our common stock;

  •
  a            -for-            split of our common stock effective immediately prior to the closing of this offering;

  •
  the filing of our restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Financial and Operating Data

        The following table presents our summary historical financial data for the periods indicated. The data for the period from our inception until December 31, 2003 and for the years ended December 31, 2004 and 2005 has been derived from our audited financial statements included elsewhere in this prospectus. The data for the six months ended June 30, 2005 and 2006 has been derived from our unaudited financial statements included elsewhere in this prospectus. For further information that will help you better understand the summary data, you should read this financial data in conjunction with the "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and the financial statements and related notes and other financial information included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future periods.

	Period from inception (June 18, 2003) through December 31, 2003			Six Months Ended June 30,
		Year Ended December 31,
		2004	2005	2005	2006
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$—	$—	$24,724,062	$816,051	$35,317,450
Expenses:
Operating expenses	—	2,049	17,488,477	833,838	27,103,202
Selling, general and administrative expenses	5,345	204,474	5,222,264	1,272,607	3,467,142
Interest expense	—	—	624,092	131,698	755,272
Other income, net(1)	—	32,162	118,016	79,486	11,522
Income tax expense	—	—	495,365	—	1,441,692
Net income (loss)	$(5,345)	$(174,361)	$1,011,880	$(1,342,606)	$2,561,664
Cash Flows Data:
Cash flows provided by (used in) operating activities	$—	$(87,308)	8,789,238	$(1,259,681)	$1,160,308
Cash flows used in investing activities	—	(437,618)	(10,845,606)	(2,056,445)	(25,522,517)
Cash flows provided by financing activities	1,000	1,493,000	6,271,547	2,642,712	26,232,808
Other Data (unaudited):
EBITDA(2)	$(5,345)	$(173,289)	$3,916,204	$(1,067,118)	$8,638,047
Crew count, end of period	—	—	4	1	7
Seismic recording channels, end of period	—	—	14,220	12,000	27,262

	At December 31,		At June 30,
	2004	2005	2006
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$969,074	$5,184,253	$7,054,852
Total assets	1,419,824	34,191,591	86,922,407
Total debt, including current portion	30,000	14,824,136	28,097,136
Total liabilities	135,530	24,430,108	58,732,970
Total stockholders' equity	1,284,294	9,761,483	28,189,437

(1)
Includes interest income, other income, and other expense.

(2)
EBITDA consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by certain external users of our financial statements, such as investors and commercial banks, to assess:

•
the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

•
the ability of our assets to generate cash sufficient to pay interest on our indebtedness;

•
our operating performance and return on invested capital as compared to those of other companies in the seismic data acquisition industry, without regard to financing methods and capital structure; and

•
our compliance with certain financial covenants included in our term credit facility.

  EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. generally accepted accounting principles ("GAAP"). EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:

•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

•
EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, our debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

  The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the most directly comparable GAAP financial measures on a historical basis for each of the indicated periods.

	Period from inception (June 18, 2003) through December 31, 2003
		Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
				(unaudited)	(unaudited)
Reconciliation of EBITDA to Net Income:
Net income	$(5,345)	$(174,361)	$1,011,880	$(1,342,606)	$2,561,664
Add: interest expense			624,092	131,698	755,272
Add: income tax expense	—	—	495,365	—	1,441,692
Add: depreciation and amortization	—	1,072	1,784,867	143,790	3,879,419

EBITDA	$(5,345)	$(173,289)	$3,916,204	$(1,067,118)	$8,638,047

Reconciliation of EBITDA to Cash Flows from Operations:
Net cash provided by operating activities	$—	$(87,308)	$8,789,238	$(1,259,681)	$1,160,308
Add: interest expense	—	—	624,092	131,698	755,272
Add: income tax expense	—	—	495,365	—	1,441,692
Less: non-cash compensation	—	—	6,569	5,477	29,862
Less: loss on disposal of property and equipment	—	—	10,125	—	9,681
Less: deferred income tax	—	—	372,000	—	879,091
Less: increase (decrease) in operating assets and liabilities	5,345	85,981	5,603,797	(66,342)	(6,199,409)

EBITDA	$(5,345)	$(173,289)	$3,916,204	$(1,067,118)	$8,638,047

RISK FACTORS

        An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The occurrence of any of the following risks could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If oil and gas prices or the level of capital expenditures by oil and gas companies were to decline, demand for our services could decline and our results of operations could be adversely affected.

        Demand for our services depends upon the level of spending by oil and gas companies for exploration, production and development activities, which activities depend in large part on oil and gas prices. Spending on services such as those we provide our clients are of a highly discretionary nature and subject to rapid and material change. Any significant decline in oil and gas related spending on behalf of our clients could cause us to alter our capital spending plans and could have a material adverse effect on our financial condition and results of operations. Additionally, increases in oil and gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations. Our clients' willingness to explore, develop, and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control, such as:

  •
  the supply of and demand for oil and gas;

  •
  the level of prices, and expectations about future prices, of oil and gas;

  •
  the cost of exploring for, developing, producing and delivering oil and gas;

  •
  the expected rates of declining current production;

  •
  the discovery rates of new oil and gas reserves;

  •
  weather conditions, including hurricanes that can affect oil and gas operations over a wide area as well as less severe inclement weather that can preclude or delay seismic data acquisition;

  •
  domestic and worldwide economic conditions;

  •
  political instability in oil and gas producing countries;

  •
  technical advances affecting energy consumption;

  •
  government policies regarding the exploration, production and development of oil and gas reserves;

  •
  the ability of oil and gas producers to raise equity capital and debt financing; and

  •
  merger and divestiture activity among oil and gas producers.

        The level of oil and gas exploration and production activity in our markets is volatile. Expected trends in oil and gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas production levels and therefore affect demand for the services we provide. A material decline in oil and gas prices or drilling activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations involve substantial capital requirements. If we are unable to finance these requirements, our ability to continue our expansion and maintain our profitability could be affected.

        Our sources of working capital are limited. We have historically funded our working capital and capital expenditure requirements with cash generated from operations, private equity offerings, cash reserves, and short term borrowings from commercial banks. Our capital requirements continue to increase, primarily due to the expansion of our crew counts, equipment levels and operating infrastructure. If we were to expand our operations at a rate exceeding operating cash flow, or if current demand or pricing of geophysical services were to decrease substantially, additional financing could be required. If we were not able to obtain such financing when needed, our ability to pursue our expansion and maintain our profitability would be negatively impacted.

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to keep up with these technological advances, we may not be able to compete effectively.

        The development of seismic data acquisition equipment has been characterized by rapid technological advancements in recent years and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages relative to systems now in use that either render the equipment we currently use obsolete or require us to make substantial capital expenditures to maintain our competitive position. In addition, we acquire substantially all of our recording equipment from one supplier. If this supplier fails to maintain state of the art technology or experiences technological difficulties, we could be adversely impacted. We intend to upgrade our data acquisition systems as often as necessary to maintain our competitive position. However, to do so may require large expenditures of capital in addition to our budgeted capital expenditures. We may not have the capital necessary to upgrade our equipment to maintain our competitive position or to complete our presently planned capital expenditure program, or that the financing required to enable such upgrade will be available on favorable terms. If we are unable to raise the capital necessary for our capital expenditure program or otherwise unable to upgrade our data acquisition systems as needed, we may be unable to maintain our competitive position.

We may be unable to attract and retain skilled and technically knowledgeable employees, which could adversely affect our business.

        Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the seismic services industry. We may confront significant and potentially adverse competition for these skilled and technically knowledgeable personnel, particularly during periods of increased demand for seismic services. Additionally, there is a shortage of skilled and technical personnel available in the market, potentially compounding the difficulty of attracting and retaining these employees. As a result, our business, results of operations and financial condition may be materially adversely affected.

Our industry has recently experienced shortages in the availability of equipment. Any difficulty we experience replacing or adding equipment could adversely affect our business.

        We may not be able to acquire equipment to replace our existing equipment or add additional equipment. The high demand for the services that we provide has decreased the supply of geophysical equipment, resulting in extended delivery dates on orders of new equipment. Any delay in obtaining equipment could delay our implementation of additional crews and restrict the productivity of our existing crews. Our required equipment may not continue to be available to us at costs which allow us to be profitable. A delay in obtaining equipment essential to our operations could have a material adverse effect on our financial condition and results of operations.

The high fixed costs of our operations could result in operating losses.

        We are subject to high fixed costs which primarily consist of depreciation, a non-cash item, maintenance expenses associated with their seismic data acquisition equipment and crew costs. Because substantially all of our equipment is new or nearly new, our depreciation expense relative to our revenue is higher than that of many of our competitors. In addition, ongoing maintenance capital expenditures, as well as new equipment investment, can be significant. As a result, any extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to delays related to obtaining land access rights of way from third parties which could affect our results of operations.

        Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. Delays associated with obtaining such rights of way could have a material adverse effect on our financial condition and results of operations.

Our revenue is subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

        Our operating results vary in material respects from quarter to quarter and will continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for seismic data acquisition and clients' budgetary cycles, both of which may be beyond our control. Combined with our high fixed costs, these revenue fluctuations could have a material adverse effect on our results of operations in any fiscal period.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

        Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally-owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more clients, greater market recognition and more established relationships and alliances in the industry than we do. Additionally, the seismic data acquisition business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs below cost and therefore adversely impact industry pricing. Competition from these and other competitors could result in downward pricing pressure and the loss of market share.

If we do not manage our recent growth and expansion effectively, our results of operations could be affected.

        We have experienced substantial growth to date, adding seven seismic data acquisition crews since inception. This growth has presented a challenge to our systems, processes, resources, personnel, management and other infrastructure and support mechanisms. The following factors could present difficulties to us:

  •
  lack of sufficient executive-level and crew personnel;

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  increased administrative burden; and

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  increased logistical problems common to large, expansive operations.

        If we do not manage these growth challenges effectively, our profitability and results of operations could be adversely affected, our management resources may be diverted and our future growth impeded.

Our business is subject to domestic governmental regulation which may adversely affect our future operations.

        Our operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites. In particular, the United States Environmental Protection Agency, the United States Coast Guard, the United States Bureau of Land Management and various state agencies may directly determine whether and when seismic surveys are permitted in certain areas of the United States and the Gulf of Mexico. We are required to expend financial and managerial resources to comply with such laws and related permit requirements for our operations, and we anticipate that we will continue to be required to do so in the future. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could have a material adverse effect on our results of operations by reducing demand for our services.

International operations subject us to foreign regulations and risks, including changes in social, political and economic conditions.

        We conduct operations on a global scale. In fiscal year 2005, approximately 12% of our property, plant and equipment was located outside the United States, and approximately 15% of our revenue was attributable to operations in foreign countries. We expect our exposure to foreign markets to increase as we expand our operations internationally. As is the case for most companies with foreign operations and sales, we are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. We are also exposed to risks associated with changes in the laws and policies governing foreign investments and, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. Changes in laws, regulations and conditions could have a material adverse effect on our business or financial condition.

We have supply agreements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

        We have negotiated substantial volume discounts with certain of our key suppliers upon whom we rely for the recording equipment we use in our operations. For example, we purchase substantially all of our seismic data acquisition equipment from two key suppliers. If either of our key suppliers or any other supplier discontinues operations or otherwise refuses to honor its supply agreement with us, we may be required to enter into agreements with alternative suppliers on terms less favorable to us, including increased product costs and longer delivery lead times. The loss of any of our key suppliers could have a material adverse effect on our financial condition and results of operations.

We operate in remote environments under hazardous conditions that subject us and our employees to risk of damage to property or personal injury.

        Our business is subject to the general risks inherent in land and marine-based seismic data acquisition activities. Our activities are often conducted in remote areas under dangerous conditions, including the detonation of dynamite. Operating in hazardous environments carries with it inherent risks, such as loss of human life or equipment, as well as the risk of downtime or reduced productivity caused by weather interruptions, or equipment failures caused by an adverse operating environment. These risks could cause us to experience equipment losses, injuries to our personnel and interruptions in our business. In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. For example, our crews are mobile and equipment and personnel are subject to vehicular accidents. Such claims may not be covered under the indemnification provisions in our general service agreements to the extent that the damage is due to our negligence, gross negligence or intentional misconduct. In some cases, we may not be able to obtain insurance against certain risks or for certain equipment located from time to time in certain parts of the world.

Weather may adversely affect our ability to conduct business.

        Our seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could have a material adverse effect on our financial condition and results of operations. For example, weather delays focused on a particular project or region could lengthen the time to complete the project, resulting in decreased margins to us. In addition, our operations in or near the Gulf of Mexico may be subject to stoppages for hurricanes, particularly during the period ranging from June to November. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

We are subject to compliance with stringent environmental laws and regulations that may expose us to significant costs and liabilities.

        Our operations are subject to stringent federal, provincial, state and local environmental laws and regulations in the United States and foreign jurisdictions governing the discharge of materials into the environment or otherwise to environmental protection. These laws and regulations may impose numerous obligations that are applicable to our operations including the acquisition of permits before commencing regulated activities, the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas, the incurrence of capital expenditures to limit or prevent releases of materials from our operating areas and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the federal Environmental Protection Agency and analogous state agencies in the United States and governmental bodies with control over environmental matters in foreign jurisdictions, have the power to enforce compliance with these laws and regulations and any permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations.

        There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our handling of explosives and use of materials that have the potential to adversely affect the environment. Joint and several, strict liability may be incurred under these environmental laws and regulations in connection with discharges or releases of materials used in or resulting from our operations. Private parties may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations or financial position. We may not be able to recover some or any of these costs from insurance.

We are dependent upon a small number of significant clients.

        We derive a significant amount of our revenue from a small number of oil and gas exploration and development companies. During 2005, our three largest clients accounted for approximately 37%, 21%, and 16% of revenue, respectively. While our revenue is derived from a concentrated client base, our significant clients may vary between years. If we lose one or more major clients in the future, or if one or more clients encounter financial difficulties, our business, financial condition and results of operations could be materially and adversely affected.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

        We depend to a large extent on the services of some of our executive officers and directors. The loss of the services of Richard A. Degner, our Chairman of the Board, President and Chief Executive Officer, Craig Lindberg, our Senior Vice President and Chief Financial Officer, Thomas J. Fleure, our Vice President, Geophysical Technology, Craig M. Murrin, our Vice President, Secretary and General Counsel, or other key personnel could disrupt our operations. We have entered into employment agreements with Messrs. Degner, Lindberg, Fleure and Murrin that, among other provisions, contain non-competition agreements. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce the non-compete provisions in the employment agreements. Please see "Management—Employment Agreements."

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

        On August 22, 2006, we entered into a revolving line of credit agreement with Amegy Bank National Association under which we have the ability to borrow, repay, and reborrow, from time to time, until August 21, 2007, up to the lesser of $7,500,000 or 75% of eligible accounts receivable. Borrowings under this facility bear interest at the prime rate less 0.5%. Interest is paid monthly. No interest is charged on funds securing letters of credit. As of August 31, 2006, the revolving line of credit served as collateral for letters of credit totaling $853,000, and there were no borrowed amounts outstanding. The revolving line of credit is collateralized by a first priority security interest in all of our accounts, accounts receivable and all cash arising therefrom, certain of our deposits with Amegy Bank National Association and all proceeds thereof. The agreement also includes certain limitations on liens, distributions, investments and other limitations customary for this type of agreement.

        On May 18, 2006, we entered into a term loan agreement with Guggenheim Corporate Funding LLC under which Guggenheim has agreed to extend us $60 million of financing for the purchase of seismic equipment and as working capital. As of August 31, 2006, we have borrowed approximately $52.7 million under this facility. Our indebtedness under this facility bears interest at LIBOR plus 5.75% or the prime rate plus 3.00%, and is collateralized by a first priority security interest on substantially all of our assets, excluding our accounts receivable and certain equipment financed through capital leases. All indebtedness is due and payable 36 months from the date of the term loan agreement. During the first 12 months of the term loan agreement, we pay interest only. We must pay interest plus $5.0 million of principal per quarter over the last 24 months of the term loan agreement. This facility requires that we pay off all outstanding indebtedness thereunder with the proceeds from this offering.

        The revolving line of credit and term loan agreements contain financial covenants, including those that require us to maintain certain financial ratios as well as a certain level of tangible net worth.

        Our current and future indebtedness could have important consequences to you. For example, it could:

  •
  impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

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  limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

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  limit our ability to borrow funds that may be necessary to operate or expand our business;

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  put us at a competitive disadvantage to competitors that have less debt;

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  increase our vulnerability to interest rate increases; and

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  hinder our ability to adjust to rapidly changing economic and industry conditions.

        Our ability to meet our debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement or realize the benefits of our business strategy.

Our existing credit facilities impose restrictions on us that may affect our ability to successfully operate our business.

        Our term credit facility limits our ability to take various actions, such as:

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  incurring additional indebtedness;

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  incurring certain liens;

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  entering into sale and leaseback transactions;

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  paying dividends;

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  making investments;

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  entering into transactions with affiliates;

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  purchasing or acquiring property or assets;

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  merging or consolidating with other entities; and

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  selling all or substantially all of our assets.

        In addition, our term credit facility requires us to maintain certain financial ratios and to satisfy certain financial conditions, several of which become more restrictive over time and may require us to reduce our debt or take some other action in order to comply with them.

        Our revolving line of credit facility includes certain limitations on liens, distributions, investments and other limitations customary for this type of agreement. In addition, this facility contains customary financial and negative covenants for agreements of this type.

        These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. For example, during our fiscal years ended December 31, 2006, 2007, 2008, and 2009, our senior credit facility restricts us from incurring capital expenditures, other than in the ordinary course of business, in excess of $80 million, $10 million, $5 million and $5 million, respectively. We also may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our senior credit facility.

        We intend to use a portion of the proceeds from this offering to repay this facility in full. See "Use of Proceeds" for more information regarding this risk.

We could incur a substantial amount of debt in the future, which could prevent us from fulfilling our debt obligations and make us more vulnerable to adverse economic conditions.

        We are permitted to incur additional debt, subject to certain limitations under our term credit facility. If we incur additional debt in the future, our increased leverage could, for example:

  •
  make it more difficult for us to satisfy our obligations under our indebtedness and, if we fail to comply with the requirements of our indebtedness, could result in an event of default under such indebtedness;

  •
  require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow from working capital, capital expenditures and other general corporate activities;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate activities;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  detract from our ability to successfully withstand a downturn in our business or the economy generally; and

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  place us at a competitive disadvantage against less leveraged competitors.

A terrorist attack or armed conflict could harm our business.

        Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our clients' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Revenue derived from our contracts may not be sufficient to cover our costs of completing those contracts. As a result, our results of operations may be negatively impacted.

        The revenue we receive from a contracted project is determined, in part, by the price we receive for our services and the productivity of our crew. Our crew's productivity is partly a function of external factors, such as weather and third party delays, over which we have no control. If we under-price our services or our crew encounters operational difficulties or delays, our revenue will decrease and we may incur a loss under the contract.

Risks Related to this Offering and Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part or all of your investment.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

  •
  general economic and stock market conditions;

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  risks relating to our business and our industry, including those discussed above;

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  strategic actions by us or our competitors;

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  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

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  the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

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  variations in our quarterly results of operations;

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  future sales of our common stock; and

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  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

        A decrease in the market price of our common stock could cause you to lose some or all of your investment.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future acquisitions.

        Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have            shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. See "Shares Eligible for Future Sale" for more information regarding this risk.

        In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in exploiting the properties or integrating the businesses we acquire and other factors.

The equity trading markets may be volatile, which could result in losses for our stockholders.

        In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

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  changes in securities analysts' recommendations and their estimates of our financial performance;

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  the public's reaction to our press releases, announcements and our filings with the Securities and Exchange Commission and those of our competitors;

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  fluctuations in broader stock market prices and volumes, particularly among securities of seismic data acquisition companies;

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  changes in market valuations of similar companies;

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  investor perception of our industry or our prospects;

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  additions or departures of key personnel;

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  commencement of or involvement in litigation;

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  changes in environmental and other governmental regulations;

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  announcements by us or our competitors of strategic alliances, significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

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  variations in our quarterly results of operations or cash flows or those of other seismic data acquisition companies;

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  revenue and operating results failing to meet the expectations of securities analysts or investors in a particular quarter;

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  changes in our pricing policies or pricing policies of our competitors;

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  future issuances and sales of our common stock;

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  demand for and trading volume of our common stock;

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  domestic and worldwide supplies and prices of and demand for gas and oil; and

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  changes in general conditions in the United States economy, financial markets or the oil and gas industry.

        The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

Being a public company will increase our expenses and administrative workload.

        As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission, or SEC, and requirements of the Nasdaq Global Market with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will increase our costs and expenses. We will need to:

  •
  institute a more comprehensive compliance function;

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  design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

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  prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

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  involve and retain to a greater degree outside counsel and accountants in the above activities; and

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  enhance our investor relations function.

        In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

        We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to comply with Section 404 by no later than December 31, 2007. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A "material weakness" is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the Nasdaq Global Market. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may be adversely affected.

We are not obligated to pay dividends on our common stock and various factors may hinder the declaration and payment of dividends in the future.

        We are not obligated to pay any dividends and our stockholders are not guaranteed to receive dividends. The payment of dividends is subject to the discretion of our board of directors, and the board may decide at any time to decrease the amount and/or frequency of dividend payments or even discontinue dividend payments entirely. Various factors may cause the board to determine not to pay dividends, including our profitability, capital requirements, financial condition, growth, business opportunities, earnings and cash flows, contractual and legal restrictions, the tax treatment of dividends, and such other factors as our board of directors may consider relevant.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive from this offering. We currently intend to use the net proceeds from this offering as described under "Use of Proceeds" on page 22 in this prospectus, which indicates that our management will have broad discretion in the use of the net proceeds. If our management fails to apply these funds effectively, we may not be successful in implementing our business strategy of generating a high return on equity. Further, we may not be able to find a productive use for all or part of the net proceeds from this offering.

Purchasers in this offering will suffer immediate and substantial dilution.

        If you purchase common stock in this offering, you will experience immediate and substantial dilution of $            per share, based upon an assumed initial public offering price of $            per share, because the price you pay will be substantially greater than the adjusted net tangible book value per share of $            for the shares you acquire. This dilution is due in large part to the fact that prior investors paid an average price of $            per share when they purchased their shares of common stock, which is substantially less than the anticipated initial public offering price. See "Dilution" beginning at page 25 for a more detailed discussion of dilution.

Delaware law and our organization documents may impede or discourage a takeover, which could adversely affect the value of our common stock.

        Provisions of Delaware law and, upon adoption, our certificate of incorporation and bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to Delaware anti-takeover provisions. Additionally, provisions of our certificate of incorporation and bylaws will impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation will authorize our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus, our board will be able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our certificate of incorporation and bylaws will require advance notice for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock" for more information regarding this risk.

Our management and directors will beneficially own, control or have substantial influence over a significant amount of our common stock, giving them a controlling influence over corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.

        Upon completion of this offer, our directors, officers and their affiliates will beneficially own, control or have substantial influence over approximately             % of our outstanding common stock, and approximately            % if the underwriters exercise their over-allotment option in full. In addition, Mr. Degner and members of his family will beneficially own, control or have substantial influence over approximately            % of our outstanding common stock, and approximately            % if the underwriters exercise their over-allotment option in full. If all of these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward looking statements. We have based these forward looking statements on our current expectations and projections about us and our industry. These forward looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward looking statements. When we use words such as "anticipate," "believe," "estimate," "intend," "plan," "project," "forecast," "may," "should," "expect," "probably" or similar expressions, we are making forward looking statements. Our forward looking statements speak only as of the date made and we will not update forward looking statements unless the securities laws require us to do so.

        Some of the key factors which could cause our future financial results and performance to vary from those expected include:

  •
  the timing and extent of changes in the price of oil and gas;

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  a decline in capital expenditures by oil and gas exploration and production companies;

  •
  our future capital requirements and availability of financing on satisfactory terms;

  •
  market developments affecting, and other changes in, the demand for seismic data and related services;

  •
  availability or increases in the price of seismic equipment;

  •
  availability of crew personnel and technical personnel;

  •
  competition;

  •
  technological obsolescence of our seismic data acquisition equipment;

  •
  the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

  •
  the effects of weather on our operations;

  •
  cost and other effects of legal proceedings, settlements, investigations and claims, including liabilities which may not be covered by indemnity or insurance;

  •
  governmental regulation; and

  •
  the political and economic climate in the foreign or domestic jurisdictions in which we conduct business.

        The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could cause our results or performance to differ materially from those we express or imply in our forward looking statements. Although we believe that the assumptions underlying our forward looking statements are reasonable, any of these assumptions and, therefore, the forward looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward looking statements which are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the            shares of our common stock we are selling in this offering will be approximately $            million, based on an offering price of $            per share, after deducting underwriting discounts and concessions and estimated offering expenses. If the underwriters' over-allotment option offered by us of            shares is exercised in full, we estimate that we will receive net proceeds of approximately $             million.

        A portion of the net proceeds we expect to receive from this offering will be used to repay all outstanding indebtedness under our existing term credit facility with Guggenheim Corporate Funding, LLC. As of August 31, 2006, approximately $52.7 million was outstanding under this facility. The balance of net proceeds, along with our operating cash flow, will be used to fund the acquisition of new equipment and technology and the expansion of our crew count, and for working capital and general corporate purposes. We used certain borrowings under our term credit facility to fund the acquisition of seismic equipment over the prior 12 months. On May 18, 2006, we entered into a $60 million term credit facility with Guggenheim Corporate Funding, LLC. The terms of the credit facility allow us to draw all or part of the facility from time to time up through December 31, 2006. Borrowings under this facility bear interest at a rate of LIBOR plus 5.75% or the prime rate plus 3.00%. After December 31, 2006, borrowings under the Guggenheim loan facility bear interest at a rate that declines according to a pre-set scale as leverage decreases to a minimum level of LIBOR plus 2.75% or the prime rate. The facility includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of, a specified current ratio, a specified leverage ratio, a specified debt coverage ratio, a minimum tangible net worth, and certain limits on other indebtedness. As of August 31, 2006, we were in compliance with these covenants. The facility stipulates monthly interest payments. Beginning with the quarter ended September 30, 2007, quarterly principal payments of one-twelfth the outstanding principal balance on December 29, 2006 are due, with the remaining balance due at maturity on May 18, 2009.

        The amount and timing of our expenditures will depend on a variety of factors, including the amount of cash generated by our operations and the nature and timing of competitive developments. Our management will have broad discretion in the application of the net proceeds we receive from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. Our investment objective regarding these net proceeds is capital preservation and liquidity such that the proceeds are readily available to fund our operations as needed.

        We will not receive any of the proceeds from the sale of shares by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds from this offering by approximately $            , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. For so long as borrowings remain outstanding under our term credit facility, we may not declare or pay any dividends on our common stock.

CAPITALIZATION

Corporate Recapitalization

        We were formed as a Delaware corporation in March 2003. Prior to this offering, we had issued three different classes of equity to our stockholders including Series A preferred stock, Class A common stock and Class B common stock. Immediately prior to this offering, we will complete a recapitalization transaction pursuant to which all of our outstanding shares of Class A and Class B common stock and all of our outstanding shares of Series A preferred stock will be converted into one class of common stock. As part of our recapitalization, we also will complete a            -for-            split of our common stock. Following the recapitalization, we will have             shares of common stock outstanding.

Capitalization

        The following table sets forth (1) our actual capitalization as of June 30, 2006; (2) our capitalization on a pro forma basis to give effect to our recapitalization; and (3) our capitalization on a pro forma "as adjusted" basis to give effect to the aforementioned adjustments and the sale of            shares of our common stock in this offering at an initial public offering price of $            per share, which is the midpoint of the range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The actual price at which shares will be sold pursuant to this offering may be more or less than $             per share, and such variation would affect portions of the "as adjusted" column in the following table. Depending on the extent of such variation, the effect on the "as adjusted" column could be material.

        This table should be read together with the sections of this prospectus entitled "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our financial statements and related notes included elsewhere in this prospectus.

	At June 30, 2006
	Actual	Pro Forma		Pro Forma (as adjusted)
	(unaudited)
Cash and cash equivalents(1)	$7,054,852	$		$

Total debt, including current portion(2)	$28,097,136	$		$
Stockholders' equity:
Preferred stock, $.01 par value: 4,000,000 shares authorized (actual); 1,553,716 shares issued and 1,154,131 outstanding (actual); 25,000,000 shares authorized (pro forma); no shares issued and outstanding (pro forma and pro forma, as adjusted)	15,537		—		—
Common stock, Class A, $.01 par value: 1,000,000 shares authorized; 400,000 shares issued and 390,200 outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma, as adjusted)	4,000		—		—
Common stock, Class B, $.01 par value: 3,400,000 shares authorized; 503,904 shares issued and 497,321 outstanding (actual); no shares authorized, issued and outstanding (pro forma and pro forma, as adjusted)	5,039		—		—
Common stock, $.01 par value: 100,000,000 shares authorized; shares issued and shares outstanding (as adjusted); shares issued and shares outstanding (pro forma, as adjusted)	—
Warrants	36,922
Additional paid-in capital	24,803,857
Cost of treasury stock: 9,800 shares Class A common stock, 6,583 shares Class B common stock (actual); shares common stock (pro forma and pro forma, as adjusted)	(69,756)
Retained earnings	3,393,838

Total stockholders' equity	$28,189,437	$		$

Total capitalization	$56,286,573	$		$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $            , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
As of August 31, 2006, we had approximately $52.7 million outstanding under our term loan, leaving approximately $7.3 million available for additional borrowing under our credit facility, and we had $853,000 outstanding in letters of credit secured by our revolving credit facility, leaving approximately $6.6 million available for additional borrowing under our revolver. As of August 31, 2006, our cash and cash equivalents balance was $2.4 million.

        The number of shares of our common stock that will be outstanding after this offering is            and excludes:

  •
  shares of our common stock issuable upon exercise of outstanding warrants with an exercise price of $            per share; and

  •
  3,000,000 shares of our common stock reserved for future issuance under our 2006 Incentive Plan.

DILUTION

        Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of common stock for accounting purposes. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, on a fully diluted basis, giving effect to the assumed conversion of our outstanding preferred stock to common stock and recapitalization. At June 30, 2006, we had a net tangible book value of $             million, or $            per share. After giving effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the "as adjusted" net tangible book value at June 30, 2006 would have been $             million or $            per share. This represents an immediate increase in such net tangible book value of $            per share to existing stockholders and an immediate and substantial dilution of $            per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2006	$
Increase attributable to new public investors	$
As adjusted net tangible book value per share after this offering		$
Dilution in "as adjusted" net tangible book value per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net tangible book value by $             million, the net tangible book value per share, after giving effect to this offering, by $            per share and the dilution in net tangible book value per share to new investors in this offering by $            per share, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on an "as adjusted" basis set forth above as of            , 2006, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $            , the mid-point of the initial public offering price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased(1)		Total Consideration
Average Price Per Share
	Number	%	Amount	%
Existing stockholders(2)
New public investors

(1)
The number of shares disclosed for the existing stockholders includes            shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

(2)
With respect to our executive officers, directors and holders of more than 10% of our common stock, and assuming the exercise of all of their outstanding stock options, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by all of those affiliated persons, are as follows:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	%	Amount	%
Affiliated persons

        As of            , 2006, there were            shares of our common stock outstanding, held by            stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to            shares or approximately            % of the total number of shares of common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to            shares or approximately            % of the total number of shares of common stock outstanding after this offering.

SELECTED HISTORICAL FINANCIAL DATA

        The following table shows selected historical financial data for the period from our inception through December 31, 2003 and for the years ended December 31, 2005 and 2004 and for the six months ended June 30, 2006 and 2005. The financial data for each annual period has been derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. You should read this financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes thereto, included elsewhere in this prospectus.

	Period from inception (June 18, 2003) through December 31, 2003
		Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$—	$—	$24,724,062	$816,051	$35,317,450
Expenses:
Operating expenses	—	2,049	17,488,477	833,838	27,103,202
Selling, general and administrative expenses	5,345	204,474	5,222,264	1,272,607	3,467,142
Interest expense	—	—	624,092	131,698	755,272
Other income, net(1)	—	32,162	118,016	79,486	11,522
Income tax expense	—	—	495,365		1,441,692
Net income (loss)	$(5,345)	$(174,361)	$1,011,880	$(1,342,606)	$2,561,664
Cash Flows Data:
Cash flows provided by (used in) operating activities	$—	$(87,308)	8,789,238	$(1,259,681)	$1,160,308
Cash flows used in investing activities	—	(437,618)	(10,845,606)	(2,056,445)	(25,522,517)
Cash flows provided by financing activities	1,000	1,493,000	6,271,547	2,642,712	26,232,808
Other Data (unaudited):
EBITDA(2)	$(5,345)	$(173,289)	$3,916,204	$(1,067,118)	$8,638,047
Crew count, end of period	—	—	4	1	7
Seismic recording channels, end of period	—	—	14,220	12,000	27,262

	At December 31,		At June 30,
	2004	2005	2006
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$969,074	$5,184,253	$7,054,852
Total assets	1,419,824	34,191,591	86,922,407
Total debt, including current portion	30,000	14,824,136	28,097,136
Total liabilities	135,530	24,430,108	58,732,970
Total stockholders' equity	1,284,294	9,761,483	28,189,437

(1)
Includes interest income, other income, and other expense.

(2)
EBITDA consists of net income before interest expense, taxes, depreciation and amortization. EBITDA is used as a supplemental financial measure by our management and by certain external users of our financial statements, such as investors and commercial banks, to assess:

•
the financial performance of our assets without regard to financing methods, capital structures or historical cost basis;

•
the ability of our assets to generate cash sufficient to pay interest on our indebtedness;

  •
  our operating performance and return on invested capital as compared to those of other companies in the seismic data acquisition industry, without regard to financing methods and capital structure; and

  •
  our compliance with certain financial covenants included in our term credit facility.

  EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with U.S. generally accepted accounting principles ("GAAP"). EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:

  •
  EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

  •
  EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, our debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

  •
  other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

  The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the most directly comparable GAAP financial measures on a historical basis for each of the indicated periods.

	Period from inception (June 18, 2003) through December 31, 2003
		Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006)
				(unaudited)	(unaudited)
Reconciliation of EBITDA to Net Income:
Net income	$(5,345)	$(174,361)	$1,011,880	$(1,342,606)	$2,561,664
Add: interest expense	—	—	624,092	131,698	755,272
Add: income tax expense	—	—	495,365	—	1,441,692
Add: depreciation and amortization	—	1,072	1,784,867	143,790	3,879,419

EBITDA	$(5,345)	$(173,289)	$3,916,204	$(1,067,118)	$8,638,047

Reconciliation of EBITDA to Cash Flows from Operations:
Net cash provided by operating activities	$—	$(87,308)	$8,789,238	$(1,259,681)	$1,160,308
Add: interest expense	—	—	624,092	131,698	755,272
Add: income tax expense	—	—	495,365	—	1,441,692
Less: non-cash compensation	—	—	6,569	5,477	29,862
Less: loss on disposal of property and equipment	—	—	10,125	—	9,681
Less: deferred income tax	—	—	372,000	—	879,091
Less: increase (decrease) in operating assets and liabilities	5,345	85,981	5,603,797	(66,342)	(6,199,409)

EBITDA	$(5,345)	$(173,289)	$3,916,204	$(1,067,118)	$8,638,047

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" section of this prospectus and our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

        This discussion summarizes our operating results, financial condition and liquidity during the three-years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006, respectively. You should read the following discussion and analysis in conjunction with "Selected Financial Data," our financial statements, and the related notes thereto included elsewhere in this prospectus.

Company Overview

        We provide land, transition zone and shallow marine seismic data acquisition services both in the United States and internationally. Our services enable our clients to locate potential reservoirs of oil and gas and to gain a better understanding of known reservoirs. We are focused on growing our business and the profitability of our crews. Since launching our first seismic data acquisition crew in May 2005, we have launched an additional six seismic crews and are planning to launch three more crews before the end of 2006. Substantially all of our revenue is derived from the seismic data acquisition services we provide to our clients, who are primarily national oil companies, major integrated oil and gas companies, independent oil and gas exploration and production companies, and seismic data library companies.

        Our revenues are primarily affected by our clients' demand for our services, the prices we negotiate for our services and the productivity of our seismic crews. Crew productivity depends largely on crew operating efficiency and external factors such as weather and third party delays. As such, we seek to take advantage of strong demand to negotiate favorable contract terms that afford us protection from these risks. We believe we currently have sufficient contracts and liquidity sources to sustain our operations through the first quarter of 2007.

        Our operating costs are primarily a function of our seismic data recording crew count, crew make-up and crew utilization levels. While most of our expenses vary with utilization, some expenses, including equipment rentals and leases, depreciation (a non-cash expense), certain labor, some repair and maintenance, and interest payments, are fixed and will be incurred regardless of utilization.

        Our seismic data acquisition crew counts by type at December 31, 2005 and June 30, 2006 were as follows:

	At December 31, 2005	At June 30, 2006
U.S. Land Crews	2	4
U.S. Transition Zone and Shallow Marine Crews	1	1
International Land Crews	1	2

Total Seismic Crews Operating	4	7

Company Highlights

        We were incorporated in Delaware in 2003 and are based in Houston, Texas. We began raising equity capital in January 2005 and commenced commercial seismic data recording operations in

May 2005. We provide land, transition zone and shallow marine seismic data acquisition services, targeting the higher density and higher value end of the data acquisition services segment. Recent strong demand for seismic data acquisition services due to increased exploration and development activity by domestic and international oil and gas companies has contributed to our rapid growth. As of August 31, 2006, we had approximately 376 employees.

        Some of our significant milestones are listed below:

  •
  We launched four seismic data recording crews in 2005.

  •
  We launched our seventh crew and were equipping our eighth and ninth crews in the second quarter of 2006.

  •
  We were profitable and had positive cash flow from operations in 2005, our first year of commercial operation, and in the six months ended June 30, 2006.

  •
  We successfully completed several rounds of private placements of our Series A preferred stock in 2005 and the first quarter of 2006 raising approximately $25 million, the net proceeds of which were used to fund, in part, our initial four crews and our expansion.

  •
  We entered into a $60 million credit facility in May 2006, the net proceeds of which have been used primarily to refinance existing capital leases and to provide capital for expansion crews.

Market Conditions in Our Industry

        The global seismic data acquisition industry is cyclical. Volatility in oil and gas prices can produce significant changes in the demand for seismic data acquisition activity and the prices we can negotiate for our services. Spending on seismic data acquisition by oil and gas companies can be impacted by the change in commodity prices for oil and gas.

How We Generate Our Revenue

        We generally conduct geophysical surveys for our clients on a contractual basis. Losses on contract revenue are recognized in full when they arise. Most of our business is obtained through competitive bidding. Our clients specify the location of a survey and may propose the layout and design of the survey including the distance between receiving sensors and the direction in which lines of receivers are deployed. Our clients usually ask us to quote a "turnkey" rate for each completed point of recorded data, or they may ask for a "term rate" bid under which our seismic crew is hired for a fixed fee per day. Our clients may undertake to obtain seismic survey permits from the owners of mineral and surface rights, or they may require us to do so. Our clients generally acquire all rights to the completed geophysical survey, including all interpretive manipulations of such data. We generally enter into master service agreements with our clients which specify payment terms, establish standards of performance, and allocate certain operational risks through indemnity and related provisions. We seek to manage our risks in these contracts through the use of warranty disclaimers, and, in turnkey contracts, "standby rate" provisions that enable us to be paid a reduced amount for a limited time if we are unable to record data because of weather or certain other factors beyond our control.

How We Evaluate Our Operations

        We evaluate our land, transition zone and shallow marine crews using the same performance metrics. Our management utilizes a variety of financial and productivity metrics to analyze and monitor the performance of our services. These metrics include, but are not limited to, the following:

  •
  project time and motion analysis;

  •
  project efficiency (i.e., productive time/total time);

  •
  safety performance rates;

  •
  revenue and costs per operations phase (e.g., positioning, shot hole drilling, data acquisition);

  •
  revenue and cost per acquisition unit (i.e., cost/mile, cost/shotpoint);

  •
  actual versus budgeted results (both on a per crew and per project basis);

  •
  selling, general and administrative expenses as a percentage of revenue;

  •
  local spending, by crew, in operations outside the U.S.;

  •
  company EBIT and EBITDA;

  •
  EBIT and EBITDA per crew; and

  •
  crew utilization.

        The data generated using the foregoing metrics is an important part of our operational analysis. We apply these metrics to monitor operations separately for each of our crews and analyze trends to determine the relative performance of each.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

        Revenue Recognition.    Our services are provided under cancelable service contracts. Client contracts for our services vary in terms and conditions and typically range from one month to 12 months in duration. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21, "Accounting for Revenue Contracts with Multiple Deliverables." We recognize revenue in accordance with the terms of the contract. These contracts are "turnkey" or "term" agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, we recognize period revenue based upon objectively quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis. Accordingly, revenue is recognized based upon work performed as a percentage of total work to be performed under the "turnkey" contract. With respect to those contacts where our client pays separately for the mobilization of equipment, EITF 00-21 requires us to recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same revenue recognition method as for the acquisition work. We also receive reimbursements for certain out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client.

        Allowance for Doubtful Accounts.    We estimate our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current client base and our review of past due accounts. The inherent volatility of the energy industry's business cycle can cause swift and unpredictable changes in the financial stability of our clients.

        Impairment of Long-lived Assets.    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of property and equipment, and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

        Depreciable Lives of Property, Plant and Equipment.    Our property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available these estimates could change. We amortize these capitalized items using the straight-line method. Capital assets are depreciated over one to ten years depending on the classification of the asset.

        Tax Accounting.    We account for our income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, including foreign tax credits, measuring the total deferred tax asset or liability using the applicable tax rate and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create variance between actual results and estimates. The process involves making forecasts of current and future years' taxable income and unforeseen events may significantly affect these estimates. Those factors, among others, could have a material impact on our provision or benefit for income taxes.

        Stock-Based Compensation.    In December 2004, the FASB issued SFAS No. 123R, "Share-based Payment," which revises SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with limited exceptions. The fair value of the award must be re-measured at each reporting date through the settlement date, with changes in fair value recognized as compensation expense of the period. SFAS No. 123R requires that we use an option-pricing model, adjusted for the unique characteristics of those instruments, to determine fair value as of the grant date of the stock options. In so doing, we will use the Black-Scholes option-pricing model, which requires various assumptions as to interest rates, volatility, dividend yields and expected lives of stock-based awards. Historically, we have not issued any stock options in exchange for employee services.

        The following table describes estimates, assumptions and methods regarding critical accounting estimates used to prepare our financial statements. We consider an estimate to be critical if it is subjective and if changes in the estimate using different assumptions would result in a material impact on our financial position or results of operations.

Description	Estimates/Assumptions Used	Variability in Accounting	Historical Results/ Sensitivity Analysis
Revenue Recognition	We recognize revenue when it is realizable and earned as services are performed. For the recognition of mobilization fees, we estimate percentage of completion based on work completed. We defer unearned revenue until earned.	There is a risk that we may not record revenue in the proper period.	There were no material adjustments resulting from revenue recognition issues for the years ended December 31, 2005, 2004 and 2003 or for the six months ended June 30, 2006 and 2005.
Allowance for Doubtful Accounts	We estimate the recoverability of receivables on an individual basis based upon historical experience and management's judgment.	There is a risk that management may not detect uncollectible accounts in the correct accounting period.	We historically have not experienced material bad debt expense. If we experienced bad debt of 1% for the year ended December 31, 2005, net income would have declined by approximately $247,241.
Impairment of Long-lived Assets
	We evaluate the recoverability of property and equipment and other long-lived assets periodically and when there are indicators of impairment. We have no significant intangible assets on our balance sheets.	Our assets could be overstated if impairment losses are not identified in a timely manner.
There have been no impairment charges related to our long-term assets during the years ended December 31, 2005, 2004 and 2003 nor during the six months ended June 30, 2006. Because substantially all of our assets are new and because management believes that future cash flows generated from our assets exceeds recorded costs, no impairment is deemed necessary. Management has determined that none of our equipment is obsolete.
Depreciable Lives of Plant, Property and Equipment	Our management estimates useful lives of depreciable equipment. We typically depreciate our assets down to zero value. The depreciation method used is generally the straight-line method.
GAAP permits various depreciation methods to recognize the use of assets. Use of a different depreciation method or different depreciable lives could result in materially different results. The estimated useful lives are consistent with industry averages. There is a risk that the asset's useful life used for our depreciation calculation will not approximate the actual useful life of the asset.
Depreciation expense for the year ended December 31, 2005 represented 14.4% of the average depreciable asset base for that period. An increase in depreciation relative to the depreciable base of 1%, from 14.4% to 15.4%, would have reduced net income by approximately $124,928.

Tax Accounting
We apply the provisions of SFAS No. 109 to account for income taxes. Differences between depreciation methods used for financial reporting purposes compared to tax purposes as well as other items, including loss carry forwards and valuation allowances against deferred tax assets, require management's judgment related to the realizability of deferred tax accounts.
There is a risk that estimates related to the use of loss carry forwards and the realizability of deferred tax accounts may be incorrect, and that the result could materially impact our financial position and results of operations. In addition, future changes in tax laws could result in additional valuation allowances.
Deferred income tax liabilities totaled $372,000 at December 31, 2005. Management has determined that foreign tax credits of $123,000 as of December 31, 2005 will be available to reduce future tax liabilities. If such credits are unavailable to offset future liabilities, net income will go down on a dollar for dollar basis.
Stock-Based Compensation
We have adopted the provisions of SFAS No. 123R which requires that we measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of those instruments on their grant date. The fair value of these instruments must be re-evaluated at each reporting date through the settlement date with changes in fair value recognized as compensation expense of the period.
GAAP permits the use of various models to determine the fair value of stock options and the variables used for the model are subjective. We have estimated the value of stock grants in accordance with conventional valuation techniques including but not limited to net book value and comparable company multiples of EBITDA as applicable. The use of different assumptions or a different model may have a material impact on our results of operations and related disclosures.
Historically, we granted shares of restricted stock to employees. We have not granted stock options to employees. In the year ended December 31, 2005, compensation expense from stock grants was insignificant as the majority of stock grants occurred before commercial operations commenced and the company was in a developmental stage.

Results of Operations

        The following table sets forth our results of operations for the periods indicated. Our results of operations between the periods presented vary significantly primarily due to the fact that 2003 and 2004 were characterized by organization and capital raising activities and our first crew was launched in May 2005. See Note A of the notes to our historical financial statements included elsewhere in this prospectus for more detail.

	Period from inception (June 18, 2003) through December 31, 2003
		Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$—	$—	$24,724,062	$816,051	$35,317,450
Operating expenses	—	2,049	17,488,477	833,838	27,103,202
Selling, general and administrative expenses	5,345	204,474	5,222,264	1,272,607	3,467,142
Depreciation expense	—	1,072	1,784,867	143,790	3,830,448
Interest expense	—	—	624,092	131,698	755,272
Other income, net(1)	—	32,162	118,016	79,486	11,522
Income tax expense	—	—	495,365	—	1,441,692

(1)
Includes interest income, other income, and other expense.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

        Revenue.    We generated revenue of $35.3 million in the six months ended June 30, 2006 compared to $816,051 in the six months ended June 30, 2005. The increase was a result of having seven seismic data acquisition crews operating in the six months ended June 30, 2006 compared to one seismic crew operating in the six months ended June 30, 2005. Our first seismic crew was launched in May 2005 and our second crew was launched in July 2005.

        Operating Expenses.    We incurred operating expenses of $27.1 million in the six months ended June 30, 2006 compared to $833,838 in the six months ended June 30, 2005. The increase was primarily the result of operating seven seismic data acquisition crews in the six months ended June 30, 2006 compared to one seismic data acquisition crew operating in the six months ended June 30, 2005.

        Selling, General and Administrative Expenses.    We incurred selling, general and administrative expenses of $3.5 million in the six months ended June 30, 2006 compared to $1.3 million in the six months ended June 30, 2005. The increase was primarily the result of hiring the management and increasing the corporate infrastructure necessary to administer the operations of the seven seismic data acquisition crews active in the six months ended June 30, 2006 and to prepare for the launch of future seismic crews. One seismic data acquisition crew was operating in the six months ended June 30, 2005 and selling, general and administrative expenses recorded in that time period were associated with setting up the infrastructure of the company, building expansion crews, and administering the first seismic data acquisition crew.

        Depreciation Expense.    We recorded depreciation expenses of $3.8 million in the six months ended June 30, 2006 compared to $143,790 in the six months ended June 30, 2005. The increase resulted from the purchase of seismic recording equipment, vibrators, vehicles, and other assets necessary to operate the seven seismic data acquisition crews active in the six months ended June 30, 2006 compared to one seismic data acquisition crew operating in the six months ended June 30, 2005.

        Interest Expense.    Interest expense was $755,272 in the six months ended June 30, 2006 compared to $131,698 in the six months ended June 30, 2005. Substantially all of the interest expense incurred in both periods was related to financed seismic recording equipment and other financed equipment.

        Other Income, Net.    We recorded other income of $11,522 in the six months ended June 30, 2006 compared to $79,486 in six months ended June 30, 2005. The majority of the amount recorded in the six months ended June 30, 2006 was related to employees we leased to a company developing seismic recording equipment and was recorded prior to the launch of our first seismic data acquisition crew. Other income includes interest income, other income, and other expenses.

        Income Tax Expense.    Income tax expense was $1.4 million in the six months ended June 30, 2006 compared to $0 in the six months ended June 30, 2005. Of the $1.4 million income tax expense recorded in the six months ended June 30, 2006, $212,486 was recorded as foreign and $350,115 was recorded as U.S. Federal current, and $879,091 was recorded as U.S. Federal deferred.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        Revenue.    We generated revenue of $24.7 million in 2005 compared to $0 in 2004. The increase is the result of launching and operating four seismic data acquisition crews in 2005 compared to zero seismic data acquisition crews operating in 2004. Our first seismic data acquisition crew was launched in May 2005.

        Operating Expenses.    We incurred operating expenses of $17.5 million in 2005 compared to $2,049 in 2004. The increase was the result of launching and operating four seismic data acquisition crews in 2005 compared to no seismic data acquisition crews operating in 2004.

        Selling, General and Administrative Expenses.    We incurred selling, general and administrative expenses of $5.2 million in 2005 compared to $204,474 in 2004. This increase was primarily the result of hiring the management and increasing the corporate infrastructure necessary to administer the operations of the four seismic data acquisition crews operating at December 31, 2005 and to prepare for the launch of future seismic crews. As of December 31, 2005 we had 230 employees compared to ten employees as of December 31, 2004. No seismic data acquisition crews were operating in 2004 and selling, general and administrative expenses recorded in that time period were associated with setting up the infrastructure of the company and the administration of the first seismic data acquisition crew.

        Depreciation Expense.    We recorded depreciation expense of $1.8 million in 2005 compared to $1,072 in 2004. This increase was due to the purchase of seismic recording equipment, vibrators, vehicles, and other assets necessary to operate the four seismic data acquisition crews active in 2005. No seismic data acquisition crews were operating in 2004, and depreciation in this period is associated with assets used in the corporate infrastructure.

        Interest Expense.    Interest expense was $624,092 in 2005 compared to $0 in 2004. Interest expense incurred in 2005 was related to financed seismic recording equipment and other financed equipment.

        Other Income, Net.    We recorded other income of $118,016 compared to $32,162 in 2004. The majority of the amount recorded in both periods was related to employees we leased to a company developing seismic recording equipment and was recorded prior to the launch of our first seismic data acquisition crew. Other income includes interest income, other income, and other expenses.

        Income Tax Expense.    Income tax expense was $495,365 in 2005 compared to $0 in 2004. Of the $495,365 income tax expense recorded in 2005, $123,365 was foreign and $372,000 was recorded as U.S. Federal deferred. As of December 31, 2005, we had approximately $1.6 million in net operating loss carryforwards. These tax loss carryforwards expire in varying amounts in through 2024 and 2025. The valuation allowance decreased by $61,100 in 2005 and increased by $59,283 in 2004.

Year Ended December, 31, 2004 Compared to Year Ended December 31, 2003

        Revenue.    We had no revenue in either 2004 or 2003 because we were conducting only development activities during these periods.

        Operating Expenses.    We incurred operating expenses of $2,049 in 2004 compared to $0 in 2003. All of the operating expenses recorded in 2004 were related to equipping and launching of new seismic crews.

        Selling, General and Administrative Expenses.    We incurred selling, general and administrative expenses of $204,474 in 2004 compared to $5,345 in 2003. Our selling, general and administrative expenses in 2004 were related to hiring management personnel and increasing the corporate infrastructure necessary to administer the operations of our planned seismic data acquisition crews and to prepare for the launch of future seismic crews. Our selling, general and administrative expenses in 2003 were related to the formation of the company.

        Depreciation Expense.    We recorded depreciation expense of $1,072 in 2004 compared to $0 in 2003. No seismic data acquisition crews were operating in either 2004 or 2003, and depreciation in these periods is associated with assets used in the corporate infrastructure.

        Interest Expense.    We had no interest expense in either 2004 or 2003.

        Other Income, Net.    We recorded other income of $32,162 in 2004 compared to $0 in 2003. The majority of the amount recorded in 2004 was related to employees we leased to a company developing seismic recording equipment and was recorded prior to the launch of our first seismic data acquisition crew. Other income includes interest income, other income, and other expenses.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash generated by the seismic data acquisition services we provide to our clients, borrowings under our line of credit, and debt and equity financings. Our primary uses of capital include the acquisition of seismic data recording equipment, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new crews and to enhance the capabilities of and maintain existing crews. We also use capital to fund the working capital required to launch new crews and operate existing crews. Our cash position, consistent with our revenue, depends to a large extent on the level of demand for our services. The nature of our capital sources and uses is not expected to change during 2006.

        Operating Activities.    We rely primarily on cash flows from operations for working capital for current and future operations. Net cash provided by (used in) operating activities totaled $1.2 million for the six months ended June 30, 2006, $8.8 million for the year ended December 31, 2005, $(87,308) for the year ended December 31, 2004, and $0 for the year ended December 31, 2003. The increase in operating cash flows for the year ended December 31, 2005 compared to the same period in 2004 was primarily the result of billing a particular client in advance of services provided, increases in accounts payable, and increased income provided by the four seismic crews operating in 2005. We had no seismic crews operating in 2004 or 2003. Our cash flows from operations are expected to be lower in 2006 compared to 2005 due to increased working capital requirements associated with launching new crews and no expectations of billing clients in advance of services provided.

        Investing Activities.    Investing activities used $25.5 million for the six months ended June 30, 2006, $10.8 million for the year ended December 31, 2005, $437,618 for the year ended December 31, 2004, and $0 for the year ended December 31, 2003. Investing activities in 2006 and 2005 consisted primarily of the acquisition of new seismic data recording equipment, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new and existing crews. In 2005, we financed $16.0 million of equipment through capital leases which is included on our Statement of Cash Flows under Non-Cash Investing and Financing Activities. In 2005, we purchased certificates of deposit in the amount of $1.5 million which were held as additional collateral for advances made to acquire equipment financed through a bank facility. These certificates of deposit are shown as restricted cash on the Balance Sheets as of December 31, 2005. Investing activities in 2006 are expected to consist primarily of equipment purchases.

        Financing Activities.    Cash generated by financing activities for the six months ended June 30, 2006, was $26.2 million, $6.3 million for the year ended December 31, 2005, $1.5 million for the year ended December 31, 2004, and $1,000 in the year ended December 31, 2003. Financing activities in 2006, 2005 and 2004 consisted primarily of private sales of our Series A preferred stock. Immediately after the close of business on June 30, 2006, we entered into a $1.2 million promissory note in favor of Amegy Mortgage Company, L.L.C. bearing interest at the prime rate plus 1.00%, for the purchase of land that we intend to use to relocate our corporate headquarters. This note was recorded in April 2006, has required payments of interest only and has a scheduled maturity of March 1, 2008. On May 18, 2006, we entered into a $60 million term loan agreement with Guggenheim Corporate Funding, LLC. At the closing of this credit agreement, we drew down $20.2 million of this facility and used $11.4 million of the proceeds to refinance all of our existing capital and operating leases for seismic recording gear and seismic energy sources including the marine seismic source vessel. The remainder of the drawn funds were used to purchase new equipment and to pay related sales taxes and closing costs. As of August 31, 2006, we had drawn an additional $32.5 million against the facility.

        Capital Resources.    Historically, we have relied on cash generated from operations, equity financings, debt financings, and short-term borrowings to fund our working capital requirements and capital expenditures. On August 22, 2006, we entered into a revolving line of credit agreement with Amegy Bank National Association under which we have the ability to borrow, repay, and reborrow, from time to time, until August 21, 2007, up to the lesser of $7.5 million or 75% of eligible accounts receivable. Borrowings under this facility bear interest at the prime rate less 0.5%. Interest is paid monthly. No interest is charged on funds securing letters of credit. As of August 31, 2006, the revolving line of credit served as collateral for letters of credit totaling $853,000, and there were no borrowed amounts outstanding. The revolving line of credit is collateralized by a first priority security interest in all of our accounts, accounts receivable and all cash arising therefrom, certain of our deposits with Amegy Bank National Association and all proceeds thereof. The agreement contains customary financial and negative covenants for agreements of this type, including maintaining at least $25 million in tangible net worth (when added to subordinated debt), a ratio of total liabilities to tangible net worth of less than or equal to 3.75x and a debt service coverage ratio greater than or equal to 1.5x. The agreement also includes certain limitations on liens, distributions, investments and other limitations customary for this type of agreement.

        On May 18, 2006, we entered into a $60 million term credit facility with Guggenheim Corporate Funding, LLC. The terms of the credit facility allow us to draw all or part of the facility from time to time up through December 31, 2006. Borrowings under this facility bear interest at a rate of LIBOR plus 5.75% or the prime rate plus 3.00%. After December 31, 2006, borrowings under the Guggenheim loan facility bear interest at a rate that declines according to a pre-set scale as leverage decreases to a minimum level of LIBOR plus 2.75% or the prime rate. The facility is collateralized by a first priority security interest on substantially all of our assets, excluding our accounts receivable and certain equipment financed through capital leases. The facility by its terms requires that the proceeds of a public offering be used first to pay all outstanding borrowings under the facility. Immediately following the closing of this offering, the facility will be paid in full and retired. The facility includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of a current ratio of at least 1.0x (calculated based on the assumption that unborrowed amounts under this facility are a current asset and the current portion of long term debt is excluded from current liabilities), a debt to equity ratio of no more than 3.5x declining to no more than 1.0x on March 31, 2009, a ratio of consolidated operating cash flow to consolidated interest expense of at least 2.5x, and a minimum tangible net worth equal to at least 85% of our tangible net worth as of December 31, 2005 plus 85% of positive net income. The facility also includes certain limits on other indebtedness, certain limitations on liens, certain limitations on investments and capital expenditures, and other limitations customary for this type of facility. As of August 31, 2006, we were in compliance with these covenants. The facility stipulates monthly interest payments. Beginning with the quarter ended September 30, 2007, quarterly principal payments of one-twelfth the outstanding principal balance on December 29, 2006 are due, with the remaining balance due at maturity on May 18, 2009. There is no prepayment penalty if the proceeds of a public offering of our common stock are used to repay our term loan with Guggenheim; however, our use of other proceeds to retire this debt may result in a prepayment penalty of up to 2.00%. As part of the consideration for the credit facility, we granted Guggenheim warrants to purchase 39,000 shares of our Class B common stock (see "Warrants" under "Description of our Capital Stock" on page 60 of this prospectus for more information). As of August 31, 2006, we had $7.3 million available under the credit facility.

        Capital Expenditures.    Capital expenditures for the six months ended June 30, 2006 and each of the years ended December 31, 2005, 2004 and 2003 were $4.7 million, $24.2 million, $334,618, and $0 respectively. In the six months ended June 30, 2006 and the year ended December 31, 2005, the majority of capital expenditures were for seismic recording equipment, seismic energy sources, marine vehicles, vehicles, tractors, and other equipment needed to outfit our first eight crews. As of August 31, 2006, we had purchased and received 38,082 new seismic recording channels and related electronics including the 10,000 new channels that we had previously leased, 35 new vibrator buggy seismic energy sources, one new, purpose-built, shallow marine seismic energy source vessel, five vessels that we are currently in the process of equipping (two as seismic sources and three as support vessels), 19 heavy tractors, a new 56-trailer mobile desert camp, and over 100 pieces of rolling stock consisting primarily of light trucks, heavy trucks and all-terrain vehicles. In preparation for the launch of our additional crews, as of August 31, 2006, we had pending orders for 16,820 new seismic recording channels and related electronics and 33 vibrator buggy seismic energy sources, a second desert camp, and various pieces of rolling stock. We believe that our existing crews are generally well suited to maintain a competitive position with respect to our clients' desires for higher resolution subsurface images. As of August 31, 2006, we have launched seven seismic crews and expect to launch three additional crews before the end of 2006. We have a capital expenditure budget of $105 million for the year ending December 31, 2006.

        We believe that our current working capital, projected cash flow from operations and available capacity under our revolving credit facility will be sufficient to meet our capital requirements for our existing operations. However, we will continue to require significant capital to implement our growth strategy. Although we expect to continue generating positive cash flow from our operations, events beyond our control, such as a significant drop in oil and gas prices and a corresponding drop in demand for our services and other risks inherent in our business may affect our financial condition or results of operations. The proceeds of this offering will allow us to continue to implement our growth strategy. However, depending on the market demand for seismic services or other growth opportunities that may arise, we may require additional debt or equity financing.

Contractual Obligations

        The following table summarizes the payments due in specific periods related to our contractual obligations as of June 30, 2006:

	Payments Due by Period
Contractual Obligations	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Office & Warehouse Lease Obligations	118,502	118,502	—	—	—
Debt Obligations	25,471,385	526,886	24,944,499	—	—
Capital Lease Obligations	2,625,750	1,077,577	1,543,957	4,216	—

Total	$28,215,637	$1,722,965	$26,488,456	$4,216	—

Off Balance Sheet Arrangements

        We do not currently have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

        The primary sources of market risk are the volatility of oil and gas prices and the concentration of our clients in the oil and gas industry. The volatility of oil and gas prices may have a positive or negative effect on demand for our services. The concentration of substantially all of our clients in the oil and gas industry may have a positive or negative effect on our exposure to credit risk since all of our clients are similarly affected by changes in industry and economic conditions.

        We regularly maintain deposits in our bank accounts in excess of the $100,000 guaranteed by the Federal Deposit Insurance Corporation. We are subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Our revolving credit facility bears interest at the prime rate less 0.5%. Our term loan facility described above bears interest on amounts drawn at either LIBOR plus 5.75% or the prime rate plus 3.00%. Assuming the term loan is fully drawn down, a 1% increase in the interest rate would increase our interest expense by $600,000 annually. The promissory note for the land purchase bears interest at the prime rate plus 1.00%, with an interest rate floor of 8.75%.

        We expect to continue to expand our international operations. As a result, our exposure to foreign currency exchange risk and political risk may increase. We have not entered into any hedging or swap agreements. Revenue concentration tends to increase with longer service contracts and repeat business, both of which are generally considered by management to be desirable. Revenue concentration in our largest client in the six months ended June 30, 2006 is down from the year ended December 31, 2005. We expect revenue concentration to continue to decrease as we add seismic crews. For the six months ended June 30, 2005 and 2006 and years ended December 31, 2003, 2004 and 2005, our revenue concentration in our clients representing 10% or more of our revenue was as follows:

				Six Months Ended June 30,
	Year Ended December 31,
% of total Revenue
	2003	2004	2005	2005	2006
				(unaudited)
Largest Client	—	—	37%	—	34%
Second Largest Client	—	—	21%	—	14%
Third Largest Client	—	—	16%	—	13%
Fourth Largest Client	—	—	—	—	11%

Top Four Clients	—	—	74%	—	72%

        To the extent we purchase or lease marine vessels, we are subject to price fluctuations. For example, the costs associated with such leased vessels increased dramatically in the aftermath of Hurricanes Katrina and Rita in 2005.

Inflation

        To date, general inflationary trends have not had a material effect on our operating revenue or expenses.

Recent Accounting Pronouncements

        Recently Issued Accounting Pronouncements:    In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN48), "Accounting for Uncertainty in Income Taxes." FIN 48 is an interpretation of FASB Statement No. 109 "Accounting for Income Taxes" and must be adopted by us no later than January 1, 2007. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that we have not taken or expect to take in our tax returns. We are evaluating the impact of adopting FIN 48.

BUSINESS

General

        We are a worldwide land, transition zone and shallow marine seismic data acquisition services provider focused on delivering innovative solutions, high quality work, and superior client service. In the second half of 2004, we assembled a management team with extensive industry experience and proven track records with other large seismic data acquisition companies. During 2004 and the first half of 2005, we established our corporate infrastructure, raised our equity seed capital, staffed our Houston office and field support team, and commissioned the construction of the M/V James H. Scott, our first highly specialized shallow marine seismic source vessel, which was put into service in September 2005.

        After the completion of pricing negotiations with our vendors, we secured the debt and equity capital necessary to launch our first crew, Crew 444, in May 2005. Since the deployment of our initial crew, our growth has been rapid. We have launched an additional three crews in 2005 and two in the first half of 2006. We are currently equipping three expansion crews, two of which have contracted backlog. We expect to have ten crews operating by the end of 2006.

        We believe that by combining our collective seismic expertise, industry experience, and worldwide industry contacts, we can continue to build our company and position ourselves to become the leader in providing land, transition zone, and shallow marine seismic solutions to the oil and gas industry. Our people, infrastructure, and systems in place should allow us to continue our rapid growth well into the foreseeable future.

Industry Overview

        Seismic data acquisition is the measurement of the reflection and refraction of the Earth's subsurface acoustical properties for the primary purpose of locating and managing oil and gas reservoirs. Source energy is imparted to the ground and the resulting vibrations are reflected back to the surface and recorded for processing and interpretation. A seismic survey is acquired with a surface geometry—a grid of seismic energy sources and receivers extending over very large areas. The size of this grid varies with and depends on the size, depth and geophysical characteristics of the reservoir to be imaged. The lines must be accurately positioned, so the location of each source and receiver point is obtained using either GPS or conventional optical survey methods depending upon the vegetation and environment in the prospect area. Seismic receivers and cables are deployed on the Earth's surface at regular intervals and/or patterns to measure, digitize and transmit reflected seismic energy to a set of specialized recording instruments located at a central location. The recorded data is then delivered to our client in regular intervals as the project progresses.

        The transportation of cables, geophones, and field recording equipment can be by truck, boat, buggy or helicopter depending upon the terrain and environment within the area to be imaged. Seismic sources can consist of truck or buggy-mounted Vibroseis equipment in accessible terrain, explosives such as dynamite in more difficult terrain, or boat mounted airguns in shallow water areas. In environments requiring the use of explosives, shot holes are drilled to the necessary depth and an explosive charge is placed securely in the hole.

        Seismic data acquisition can be further delineated by the environment of operation, as set forth below:

  •
  Ocean bottom cable acquisition (OBC).    Long cables that have both hydrophones and geophones attached are lowered to the ocean floor. After recording data, the cables are then pulled up to the surface and redeployed using a medium sized vessel with custom built cable pullers or reels. Large air gun arrays are used to transmit acoustic waves into the Earth. We perform a "light tackle" version of this method that works out to 200 feet of water depth.

  •
  Land acquisition.    For land applications, geophones need to be "planted" (i.e., buried or partially buried) to ensure good coupling to the Earth and to reduce wind noise. Planting geophones is a manual process and may involve anywhere from less than ten to more than 100 people depending on the size of the seismic crew and the terrain. Cables that connect the geophones to the recording system may also be deployed manually or automatically from a vehicle depending on the terrain. The acoustic source for land acquisition is typically a fleet of large hydraulic vibrator trucks, but may also be explosives detonated in shot holes below the Earth's surface.

  •
  Transition zone acquisition.    The transition zone is the area where land and water come together. Both elements of land acquisition and OBC acquisition are employed in transition zone operations. Transition zone acquisition is similar to ocean bottom cable applications in that both hydrophones and geophones are lowered to the ocean floor. The difference is principally that, due to the shallow water depth, only small vessels and manual labor can be used to deploy and retrieve the cables. Additionally, the source vessels and source arrays must be configured to run in shallower water. In swamps and marshes of the transition zone areas, explosives must be used as an acoustic source in addition to airguns. In land regions, geophones are deployed in lieu of OBC cables and hydrophones to record seismic signals. Our equipment allows us to record a seamless line from the land, through the transition zone, and out into the shallow marine environment.

  •
  Marine or towed streamer acquisition.    Long cables containing thousands of hydrophones are towed behind large vessels. The cables are designed to have the same density as seawater in order to remain at a constant depth of three to ten meters below the ocean's surface. Acoustic waves are transmitted using arrays of airguns pressured by air compressors on the vessel.

        Technological advances in equipment and computers have allowed the seismic industry to economically acquire and process immense volumes of seismic data to produce more precise images of the Earth's subsurface. The industry refers to the process of data acquisition, processing, and subsequent interpretation of the processed data as the seismic method. 3D technology has profoundly changed the seismic industry. Where 2D seismic surveys were once used only to identify gross structural features, 3D surveys have proven effective in providing detailed views of subsurface structures. 3D has also proven to be a more reliable indicator of oil and gas reservoirs than older technologies, which has improved the efficiencies of oil and gas exploration and production companies and reduced dry hole risk. According to surveys of oil and gas exploration professionals conducted over the past five years, 3D/4D seismic data has consistently been selected as the most important exploration and production technology.

        After the data is acquired, a secondary service known as seismic data processing manipulates the data using supercomputers and mathematical algorithms. The recorded data is converted into an accurate, time-depth image of the Earth's subsurface, typically to a depth of 15,000 to 20,000 feet. We believe that the market for land, transition zone and shallow marine seismic acquisition services is considerably larger than the seismic data processing and interpretation markets combined. Our primary service is seismic data acquisition. We provide standard 2D, 3D, and 4D seismic acquisition services and also offer our higher resolution Reservoir GradeSM seismic solution.

        We believe a significant amount of the world's more readily accessible oil and gas reservoirs have been exploited and depleted over time. Consequently, we believe that future production will increasingly be sought from more complex and deeper structures, requiring higher resolution imaging. Higher resolution seismic data can also be used to optimize secondary and tertiary recoveries of existing fields. In many cases, this means re-shooting areas previously surveyed with lower-grade seismic. We believe that our RG3DSM product will enable us to capitalize on this evolution. RG3DSM data acquisition involves innovative applications of technologically advanced seismic equipment by our experienced personnel base who, in many cases, have worked in the same geographic location on previous seismic shoots. The experience of our managers and field personnel derived from having worked in these areas in the past provides us with a unique understanding of terrain, culture, politics, economics and productivities. This knowledge capital assists us in our bidding process, risk mitigation, and improvement of operating efficiencies.

        Our business and overall demand for seismic services depends on worldwide levels of exploration, development, and production expenditures made by our clients, who include national oil companies, major integrated oil and gas companies, independent oil and gas exploration and production companies, and seismic data library companies.

        We believe that the following trends in our industry should benefit our operations:

  •
  Growing global demand for oil and gas.    With emerging market economies, particularly those of China and India, experiencing strong economic growth, global demand for energy is increasing at historic rates. Average daily global oil demand has grown 14 million barrels since 1995, roughly twice the amount it grew from 1980 to 1995, and is projected to grow another nine million barrels over the next five years, according to Spears & Associates, an energy consulting firm. Strong demand for energy, coupled with tightening supply, has caused oil and gas exploration and production companies to increase their exploration and development activities, which in turn drives demand for our services.

  •
  Historical lack of exploration spending.    According to the United States Energy Information Administration, in real dollar terms, geological and geophysical spending by major U.S. exploration and production companies in 2004 was only 29% of the amount spent in 1981 and exploration spending in 2004 was only 25% of comparable 1981 expenditures. Further, as reflected in the chart below, the majority of recent increases in expenditures in response to higher oil and gas prices have been predominately development-based. While the seismic data services we provide are used both for exploration and development activities, as global demand for oil and gas continues to increase and declining production rates result in the further marginalization of mature fields, we believe that exploration and production companies will commit significant capital to explore for new oil and gas reserves.

Aggregate Capital Spending of Major U.S. Exploration and Production Companies(1)

(1)
Source: United States Energy Information Administration. "Major U.S. Exploration and Production Companies" as defined by the United States Energy Information Administration consist of any U.S.-based company (or its parent company) that is publicly traded, and accounts for one percent or more of U.S. production or reserves of crude oil (including natural gas liquids) or natural gas, or one percent or more of U.S. refining capacity or refined product sales volume. Capital spending data has been converted to 2005 dollars using the Consumer Price Index published by the United States Bureau of Labor Statistics.

  •
  Recent technological advances in seismic data acquisition equipment and processing.    In recent years, significant advances have been made in seismic data acquisition and processing capabilities, which allow for a better understanding of where oil and gas reservoirs exist as well as better reservoir management techniques. We believe that exploration and production companies will use this advanced technology, not only to acquire seismic data in previously unexplored regions, but also to continue "re-shooting" mature oil and gas basins to fully exploit known oil and gas reserves.

  •
  Improved drilling economics due to higher oil and gas prices.    The high oil and gas prices of the past several years have made fields that were previously uneconomic or marginally economic increasingly attractive for oil and gas exploration and production companies to explore and develop. As a result of these improved economics, demand for seismic data acquisition has increased commensurately as operators are finding legacy fields and new fields that were previously uneconomic are now worthy of further analysis.

  •
  Trend towards drilling and developing non-conventional oil and gas resources.    As a result of improvements in drilling and production-enhancement technologies, including horizontal drilling and fracturing and stimulation techniques, oil and gas companies are increasingly developing non-conventional oil and gas resource plays. "Resource play" is a term used to describe an accumulation of oil and gas known to exist over a large area which, when compared to a conventional play, has lower development risks as well as lower average decline rates. Successful and economic production of resource plays frequently requires significant seismic data acquisition activity to maximize the effectiveness of drilling and subsequent multi-stage fracturing operations, which are key to successful resource play production.

Our Strategy

        Our strategy is to expand our seismic data acquisition business and maximize utilization of our equipment and services. Specifically, we intend to:

  •
  Deploy highly experienced seismic crews.    We intend to grow our seismic crew count from its current level of seven crews by adding eight additional crews over the next 18 months. We intend to have ten crews deployed by the end of 2006 and 15 crews deployed by the end of 2007. We seek to leverage our employees' extensive experience operating in diverse environments throughout the world by mobilizing our crews to work in these challenging regions, where we believe we can earn higher margins for our products and services.

  •
  Continue to expand internationally.    We have conducted or contracted to commence seismic data acquisition operations in North and South America, Asia and North Africa. By operating in multiple locations and markets, we create a dynamic geographic portfolio, thereby reducing our dependence on individual and isolated markets. We also believe that certain international markets offer the best opportunities to maximize our expertise and operating margins.

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  Utilize industry-leading technology.    We use the latest generation seismic data acquisition equipment which provides our clients with high density data collection capabilities. We will continue to use the best available equipment to provide superior service and be a leader in providing seismic data acquisition solutions to our clients.

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  Purchase and deploy advanced technology and equipment at low costs.    We have assembled an inventory of advanced land, transition zone and shallow marine seismic recording systems. Substantially all of our seismic recording equipment is purchased from an industry leading seismic technology supplier at "most favored customer" pricing. We intend to continue to utilize new, advanced technology and equipment that, when coupled with our use of standardized equipment, will allow us to realize reduced operating and training costs and higher equipment utilization.

  •
  Maintain an owner-manager culture throughout the company.    We have broad employee ownership of our equity securities and are committed to an ongoing ownership incentive structure. Because the seismic data acquisition business relies on successful project management and execution, high morale is integral to exceptional crew productivity, revenue, and cost control. We believe our culture enhances our crews' morale and is conducive to achieving these goals.

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  Leverage our strong relationships with oil and gas exploration and production companies.    Our management team has an established track record with many large oil and gas companies that utilize our services, and we intend to continue to leverage our reputation of providing the highest level of quality innovation and client service to drive utilization of our assets.

  •
  Operate with a low cost structure.    Our standardized equipment, broad experience base, and centralized support structure allow us to maintain a low overhead rate. We expect that our low cost structure will provide us with a competitive advantage over our larger competitors.

  •
  Establish a strong industry brand.    We plan to leverage the extensive experience of our personnel to continue building a strong industry brand as a global seismic data acquisition company providing reliable and high quality services, advanced technologies, innovative seismic solutions, and client service. We believe that establishing a brand for excellence will differentiate us from our competitors and will afford us the opportunity to earn higher margins due to the superior level of service we provide.

Our Operations

        We are a worldwide land, transition zone and shallow marine seismic data acquisition services provider focused on delivering innovative solutions, high quality work and superior client service. The seismic data we generate is used by oil and gas exploration and production companies to locate potential reservoirs of oil and gas and to gain a better understanding of known reserves. We were formed in 2003 by our management team to capture opportunities in the growing seismic industry and have experienced rapid growth since inception. Our customers include major integrated oil companies, including BP and ConocoPhillips, independent oil and gas exploration and production companies, including Devon, Apache and EOG Resources, and seismic data library companies, including Seismic Exchange, Inc.

        The phrase Reservoir GradeSM means that the associated technology has the necessary resolution and other seismic attributes to allow clients to "see" into the reservoir and predict important reservoir properties, such as porosity. We have received a service mark for the phrase Reservoir GradeSM to describe our high density seismic acquisition services. In order to acquire Reservoir GradeSM data, we offer seismic surveys with full aperture offset sampling and closely-spaced seismic sources and receiver arrays designed to optimize bandwidth at the target. This will allow us to image increasingly complex structural and stratigraphic details within the geologic objectives. We believe that one of our most significant strengths is our ability to provide high density 3D solutions efficiently and cost effectively.

        We principally generate our revenues by operating seismic data acquisition crews. We currently operate seven seismic acquisition crews domestically and abroad, and we intend to deploy three additional crews by the end of the year. Our active and planned crews, in their current configuration, are summarized below:

  •
  Crew 444.    Launched in May of 2005, this Vibroseis crew conducted our first-ever seismic data acquisition operations. Crew 444 has worked for ten independent oil and gas company clients. For its current client, this crew operates 6,500 channels and seven vibrator seismic source vehicles in the Barnett Shale Trend in North Texas.

  •
  Crew 446.    We launched Crew 446 in July 2005. This crew has worked for eight independent oil company clients since its formation. Crew 446 is currently working in California for a major oil company partnership, with 13,000 channels and nine vibrator seismic source vehicles.

  •
  Crew 668.    Our first international crew, Crew 668, was mobilized to the Republic of Georgia (Former Soviet Union) in September 2005 where it completed two projects for the same client. Crew 668 is currently being deployed in North Africa, where it will operate up to 6,000 channels and ten vibrator seismic source vehicles in both 2D and 3D mode.

  •
  Crew 888.    In August 2005, upon completion of our purpose-built seismic energy source vessel, the M/V James H. Scott, we launched our fourth crew, Crew 888, onto the shallow shelf of the Gulf of Mexico off the coast of Texas and Louisiana. This OBC/transition zone crew completed its initial survey in February 2006 and is currently acquiring a large OBC survey across 3,000 channels on the shallow shelf of the Texas Gulf Coast for the same client, a large seismic data library company.

  •
  Crew 424.    We launched our fifth crew, Crew 424, into Central America in March 2006. This crew is currently working for an independent oil company, recording both 2D and 3D seismic data across 2,400 channels. The recording system utilized on this crew is an innovative new wireless seismic recording technology owned by AscendGeo. We are working closely with AscendGeo to assist them in the development and commercialization of this new technology.

  •
  Crew 445.    Our sixth crew, Crew 445, has completed projects in Oklahoma and South Texas involving the first commercial application of high fidelity vibratory seismic utilizing Sercel 428 electronics. This 6,000 channel crew is currently operating in Wyoming using stakeless GPS navigational equipment and seven vibrator seismic source vehicles.

  •
  Crew 448.    Crew 448 will operate the first ever commercial deployment of Input/Output, Inc.'s new Firefly wireless seismic recording system for a major oil company over the Wamsutter field in Wyoming. This crew is expected to begin recording data utilizing a 30,000 channel system in October.

  •
  Crew 889.    In October 2006, we expect to launch our eighth crew (our second shallow marine crew), Crew 889, onto the shallow shelf of the Texas Gulf Coast working for a large independent oil company. This combined land, shallow marine and transition zone project will deploy OBC dual-sensor equipment as well as land and marsh equipment with a combined 5,000 channel recording capacity. Recently purchased marine vessels, including the M/V Global Vision, the M/V Global Quest and the M/V Tiny Tune will be used on this project.

  •
  Crew 429.    We are preparing our ninth crew, Crew 429, for deployment into the Amazon jungle. This heliportable seismic crew, with 1,000 recording channels is expected to commence field operations for a national oil company in November 2006.

  •
  Crew 667.    We also anticipate deployment of our second North African crew (and our tenth crew overall) in the fourth quarter of 2006.

Equipment Sourcing and Suppliers

        In 2005, we entered into a volume purchase agreement with Sercel, Inc., or Sercel, a leading manufacturer of geophysical recording equipment. In exchange for a four-year purchasing commitment, Sercel agreed to provide us with "most favored customer" pricing on our purchases of their recording equipment. We believe that this is important primarily because the volume discounts and favorable pricing enable us to acquire this equipment at what we believe to be industry-best prices, and also because the equipment accommodates the high density data recording that is required to efficiently provide our Reservoir GradeSM seismic solutions. In addition, we use latest generation seismic vibrator equipment manufactured by Input/Output, Inc.

        Our pricing agreement with Sercel requires us to purchase a minimum number of recording channels in each year from 2005 through 2008. Purchases in excess of the minimum obligation in any given year are credited to the subsequent year's commitments. If purchases in any given year plus any credits from prior years are less than the required minimum, a per-channel shortfall fee may be charged. Purchases in 2005 and 2006 each exceeded the minimum annual commitments. As of August 31, 2006, the credits from 2005 and 2006 exceed the minimum commitment in 2007. The maximum shortfall liability under this agreement in 2008, if we were to purchase no additional recording channels from Sercel, is approximately $428,000. Additionally, upon expiration of the agreement, if the four-year cumulative commitment is not met (the sum of the four individual annual commitments), an additional per channel shortfall fee may be charged. The per channel shortfall fee for the four-year cumulative commitment is the same as the per channel shortfall fee for the individual annual commitments. We expect to purchase channels in excess of our minimum commitment in each of the remaining years covered by the commitment.

Marketing

        Our seismic acquisition and seismic data processing services are primarily marketed from our Houston office. While we rely upon the traditional utilization of our key personnel in making sales calls, we also receive a significant amount of work through word-of-mouth referrals and repeat client business. Additionally, as our industry reputation continues to develop, we expect this and the reputation of our personnel to generate further business opportunities.

Competition

        The acquisition and processing of geophysical data for the oil and gas industry has historically been highly competitive worldwide. Success in marketing geophysical services is based on several factors, including price, crew experience, equipment availability, technological expertise, reputation for quality and dependability.

        We consider our principal competitors in the land acquisition market to be BGP Limited, WesternGeco, Veritas DGC, Inc., Geokinetics, Inc., PGS Onshore, Inc., Dawson Geophysical Company, Compagnie Generale de Geophysique, Grant Geophysical, Inc. and TGC Industries, Inc. We believe that BGP Limited has the largest market share by crew count of any of our competitors, with over 40 active international crews operating in 2005.

Operating Risks and Insurance

        Our business is subject to the hazards inherent in conducting seismic data acquisition activities including operating in hostile environments with dangerous machinery, and in some instances explosives. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and marine life, and the suspension of operations.

        In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered under the indemnification provisions in our general service agreements to the extent that the damage is due to our negligence or intentional misconduct.

        We do not carry insurance against certain risks that we could experience, such as business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Currently, our insurance coverage consists of employers' liability with limits of $1.0 million per accident and $1.0 million in the aggregate, commercial general liability of $2.0 million per accident and $2.0 million in the aggregate, pollution liability of $2.0 million per accident and $2.0 million in the aggregate, automobile liability with a $1.0 million combined single limit, and a $10.0 million umbrella policy. Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

Backlog

        At August 31, 2006, our backlog of commitments for future revenue was approximately $92.6 million, compared with approximately $22.5 million at August 31, 2005. We anticipate that most of the August 31, 2006 backlog will be completed over the next twelve months. This backlog consists of written orders or firm commitments. Contracts for services are subject to modification by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result of these factors, our backlog as of any particular date may not be indicative of our actual operating results for any succeeding period.

Properties

        Our headquarters are currently located at 3535 Briarpark Drive, Houston, Texas, where we lease approximately 14,755 square feet of office space. The leases for this office space expire on March 31, 2007, but we may extend them on the same terms for two additional one-month periods. We also lease approximately 4.3 acres of land and approximately 12,000 square feet of warehouse space in Richmond, Texas, where we equip our crews prior to deployment. The warehouse space lease expires on February 28, 2007, but we have an option to extend it on a month-to-month basis thereafter.

        In March 2006, we purchased 17.8 acres of land in Missouri City, Texas, where we plan to construct a building complex consisting of office and warehouse space that will serve as our corporate headquarters. The new complex will include 35,000 square feet of office space and 22,000 square feet of warehouse space. The complex will combine our existing facilities in one location so that our operations personnel and executive management team share a common campus with our field support personnel. We expect our new facility to be fully operational by the third quarter of 2007. We believe the cost of constructing the new facility will be approximately $8 million.

Employees

        As of August 31, 2006, we had 376 employees. None of our employees are represented by a labor union or otherwise covered by collective bargaining agreements. We consider our relations with our employees to be good.

Legal Proceedings

        In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Environmental Regulation

        Our domestic operations are subject to a variety of federal, state and local laws and regulations governing the discharge or release of materials and wastes or otherwise relating to the protection of human health and safety and the environment. Violations of various statutory and regulatory programs that apply to our operations can result in administrative and civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose joint and severally, strict liability, rendering a person liable for environmental and natural resource damage without regard to negligence or fault on the part of such person. We invest financial and managerial resources to comply with such laws and regulations and we believe that we are in compliance in all material respects with applicable environmental laws and regulations. Although such environmental expenditures by us historically have not been significant, there can be no assurance that these laws and regulations will not change in the future or that we will not incur significant costs in the future performance of our operations. We are not involved in any legal proceedings concerning environmental matters and are not aware of any claims or potential liability concerning environmental matters that could have a material adverse impact on our financial position, cash flows or results of operations.

        Our operations outside of the United States are subject to similar environmental regulation in a number of foreign locations. We believe that we are in material compliance with the existing environmental requirements of these foreign governmental bodies. We have not incurred any significant environmental costs in connection with the performance of our foreign operations; however, any regulatory changes that impose additional environmental restrictions or requirements on us or our clients could adversely affect us through increased operating costs and decreased demand for our services.

Other Government Regulation

        Our domestic operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the use of explosives and to protection of the environment and archeological sites. In addition, our international presence subjects us to complex and evolving laws throughout the world. We are required to expend financial and managerial resources to comply with such laws and related permit requirements in our operations, and we anticipate that we will continue to be required to do so in the future. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing oil and gas exploration and production activities could also adversely affect our operations by reducing the demand for our services.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and directors as of August 31, 2006.

Name	Age	Position(s)
Richard A. Degner	46	Chairman of the Board of Directors, President and Chief Executive Officer(1)
Craig Lindberg	36	Senior Vice President, Chief Financial Officer, Director(2)
Thomas J. Fleure	44	Vice President, Geophysical Technology, Director
Craig M. Murrin	52	Vice President, Secretary and General Counsel
Kirk L. Girouard	56	Vice President, U.S. Operations
Maurice Flynn	52	Vice President, Eastern Hemisphere
Jeff M. Howell	50	Vice President, Health, Safety, Environment & Quality
Duncan W. Riley, Jr.	43	Vice President, Business Administration
Damir S. Skerl	66	Director(1)(2)(3)
Michael C. Forrest	72	Director(1)(2)(3)

(1)
Member of our Compensation Committee

(2)
Member of our Audit Committee

(3)
Member of our Nominating and Corporate Governance Committee

        Richard A. Degner is our founder and currently serves as our President and Chief Executive Officer. Mr. Degner has also been elected to serve as Chairman of our Board of Directors. Prior to founding the company, Mr. Degner served as President of PGS Onshore, Inc. from December 1999 to June 2003. Under his leadership, PGS developed a reputation as an innovative and high quality provider of land and transition zone geophysical services. During Mr. Degner's tenure at PGS, its revenue grew from $15 million in 1999 to over $150 million in 2003. Prior to joining PGS, Mr. Degner held various management positions during a 17-year career with Western Geophysical, including Vice President—Western Hemisphere Operations from January 1997 to September 1999. Mr. Degner received degrees in both Geophysical and Geological Engineering from the Colorado School of Mines and an MBA from Rice University.

        Craig Lindberg is one of our co-founders and has served as our Senior Vice President and Chief Financial Officer since May 2005. From August 2001 to April 2005, Mr. Lindberg served as Retail Region Manager for Tyson Foods, a public company engaged in foodservice and retail food processing and marketing. From August 1999 to August 2001, Mr. Lindberg served as Foodservice Account Manager for Hormel Foods, a public company engaged in food processing and distribution. Mr. Lindberg began his career with ISA, a privately-held foodservice and food brokerage business, where he served as Director of Marketing from April 1994 to August 1999. Mr. Lindberg received a Bachelor of Science degree from the University of Houston and an MBA from Rice University.

        Thomas J. Fleure is one of our co-founders and currently serves as our Vice President of Geophysical Technology. Prior to joining us in August 2004, Mr. Fleure had 21 years of experience with Western Geophysical and its successor WesternGeco, where he held several senior management positions in both technology and operations, including positions as InTouch Manager for Geophysics and Survey Evaluation and Design from November 2001 to August 2004, Applied Technology Special

Projects Manager from February 2000 to November 2001, and Manager of Western Hemisphere Marine Operations from January 1999 to February 2000. Mr. Fleure is the inventor or co-inventor on two patents related to advanced Vibroseis techniques and custom designs of explosives for application as seismic sources. Mr. Fleure received a degree in Geophysical Engineering from the Colorado School of Mines.

        Craig M. Murrin has served as our Vice President, Secretary and General Counsel since May 2005. Mr. Murrin has over 20 years of experience negotiating a variety of upstream energy-related transactions around the world, including joint ventures, acquisitions and divestitures, and financings for energy companies and energy-service providers. From June 2004 to April 2005, Mr. Murrin served as Vice President and Corporate Counsel of Transworld Oil U.S.A., Inc., and from May 2003 to June 2004, he was in private practice. From February 1996 to May 2003, Mr. Murrin served as Vice President-Legal of various subsidiaries of Petroleum Geoservices ASA, including PGS Onshore, Inc. From August 2001 to February 2003, Mr. Murrin also served as a director of PGS Capital, Inc., a subsidiary of Petroleum Geo-Services ASA. He received his law degree from Stanford University. Mr. Murrin is a member of the Association of International Petroleum Negotiators and serves on the council of the international section of the Houston Bar Association.

        Kirk L. Girouard joined us in November 2004 and has served as our Vice President—U.S. Operations since May 2005. Mr. Girouard has over 20 years of experience in the seismic acquisition industry. Prior to joining us, Mr. Girouard served as Operations Manager for both United States Gulf Coast Operations and United States Land Seismic Operations and Manager of Project Development, Western Hemisphere at WesternGeco from May 2000 to June 2003. From August 2003 to November 2004, Mr. Girouard worked with Omni Energy Services, both as an outside consultant and as part of the management team for Omni's aviation division. With the exception of a two year assignment as Operations Supervisor in Africa, Mr. Girouard spent the majority of his career from May 1980 to May 2000 managing Latin American seismic operations at Western Geophysical. His work in South America has given him substantial international experience as well as a bilingual background. Mr. Girouard received a Bachelor of Science in Mathematics from Lamar University, Texas.

        Maurice Flynn has served as our Vice President—Eastern Hemisphere since April 2006. Prior to joining us, Mr. Flynn worked with PGS Onshore, Inc., where he served as Vice President of Europe, Africa and the Middle East from March 2000 to July 2003 and Vice President of Worldwide Operations Support from July 2003 to April 2006, directing the company's expansion into the Eastern Hemisphere seismic market. Mr. Flynn was the General Manager of Argentina operations for both Western Geophysical from June 1999 to March 2000 and Veritas DGC from December 1996 to June 1999. Mr. Flynn began his career at Western Geophysical in August 1975, where he held numerous management positions including Project Manager, Operations Manager and Country Manager, working in Saudi Arabia, China, Chad and Tunisia. Mr. Flynn received his B.Sc. (Hons) in Physics with Geophysics from the University of Liverpool, England.

        Jeff M. Howell joined us in February 2005 and has served as our Vice President of Health, Safety, Environment & Quality since May 2005. Prior to joining us, Mr. Howell was the U.S. Land QHSE manager and training coordinator for Schlumberger Oilfield Services from July 2003 to January 2005. He began his career at Western Geophysical in 1982 and held numerous field and area management positions, ultimately leading to Director of Worldwide QHSE from March 1994 to June 2003.

        Duncan W. Riley, Jr. has served as our Vice President of Business Administration since April 2006. From June 2003 to April 2006, Mr. Riley worked as an independent oilfield services consultant. Mr. Riley served as WesternGeco's General Manager of Mexico, the Caribbean and Central America from July 2002 until June 2003. Mr. Riley also served as Assistant Marketing Manager of the Drilling and Measurements business unit of Schlumberger Oilfield Services from June 2001 until July 2002. Mr. Riley began his 20-year seismic career at Western Geophysical Company, where he held a variety of senior management positions in both operations and staff roles. Most notably, he directed the regulatory approval process that led to the creation of WesternGeco, the seismic services joint venture between Schlumberger and Baker Hughes, and served as WesternGeco's Area Manager for the North & South America business unit. Mr. Riley received a degree in Geophysical Engineering from the Colorado School of Mines and an MBA from Rice University.

        Damir S. Skerl has served as a member of our board of directors since June 2005. Early in his career, Mr. Skerl worked as technical manager of seismic data processing for Western Geophysical in Milan, Italy. In August 1989, Mr. Skerl was appointed Senior Vice President of International Operations. From December 1990 to August 1998, he served as Executive Vice President of Western Atlas International, Inc., and also assumed additional responsibilities as President of Western Atlas Logging Services in August 1992 and Executive Vice President of Western Atlas, Inc. in August 1996. In August 1998, Mr. Skerl was appointed Senior Vice President, Oilfield Operations of Baker Hughes Inc. Mr. Skerl retired from Baker Hughes in December 1999. Mr. Skerl currently serves as President of Skerl & Associates, LLC and Chief Executive Officer and Chairman of the Board of Smart Drilling and Completion, Inc. Mr. Skerl also holds directorships with PrimeGeoscience, Inc. and Norwegian JV, Triangle—SDCI, AS.

        Michael C. Forrest has served as a member of our board of directors since June 2005. He became a petroleum exploration consultant in September 1997 after a 42-year career with Shell Oil Company and Maxus Energy Corporation. Mr. Forrest has held a number of management positions with Shell, including Exploration Manager, Alaska Division, General Manager Exploration, Shell Offshore (Gulf of Mexico) from August 1984 to June 1987 and President of Pecten International Company, a Shell U.S.A. subsidiary, from June 1987 until his retirement in February 1992. Mr. Forrest worked with Maxus for five years, first as Vice Chairman and Chief Operating Officer from June 1992 to March 1995 and later as Senior Vice President Business Development and Technology after Maxus was purchased by YPF of Argentina from March 1995 to September 1997. Mr. Forrest also served as a director of Matador Petroleum, a private oil company, from June 1999 to June 2003. He currently serves as Chairman of the DHI (Direct Hydrocarbon Indicator) Interpretation and Risk Analysis Consortium sponsored by Rose & Associates, LLP, an oil and gas exploration and production risk management consulting firm.

Board of Directors

        Our board of directors currently consists of five members, including two independent members—Messrs. Skerl and Forrest. The listing requirements of the Nasdaq Global Market require that our board of directors be composed of a majority of independent directors within one year of the listing of our common stock on the Nasdaq Global Market. Accordingly, we intend to appoint additional independent directors to our board of directors following the completion of this offering.

Committees

        In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market listing standards and SEC rules and regulations, a majority of the directors on our corporate governance and nominating and compensation committees will be independent within 90 days of listing on the Nasdaq Global Market and, within one year, these committees will be fully independent and a majority of our board will be independent. A majority of the directors on our audit committee will be independent within 90 days of the effectiveness of the registration statement and, within one year of effectiveness, the committee will be fully independent.

Audit Committee

        Our audit committee is currently comprised of Messrs. Skerl, Forrest and Lindberg. Our board has determined that Messrs. Skerl and Forrest are independent directors as defined under and required by the Securities Exchange Act of 1934, or the Exchange Act, and the listing requirements of the Nasdaq Global Market. Rule 10A-3 under the Exchange Act and the listing requirements of the Nasdaq Global Market require that our audit committee be composed of a majority of independent directors within 90 days of the effectiveness of the registration statement of which this prospectus is a part and that it be composed solely of independent directors within one year of such date. Accordingly, we intend to appoint an additional independent director to our audit committee to replace Mr. Lindberg following the consummation of the offering. We believe that this individual will meet the qualifications of, and be designated as, a financial expert. This new member will be designated as the audit committee financial expert, as defined by Item 401(h) of Regulation S-K of the Exchange Act. The principal duties of the audit committee will be as follows:

  •
  to review our external financial reporting;

  •
  to engage our independent auditors; and

  •
  to review our procedures for internal auditing and the adequacy of our internal accounting controls.

        Our board of directors has adopted a written charter for the audit committee that will be available on our website after the closing of this offering.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee currently consists of Messrs. Skerl, Forrest and Degner. Our board has determined that Messrs. Skerl and Forrest are independent as required by the listing requirements of the Nasdaq Global Market. The listing requirements of the Nasdaq Global Market require that our nominating and corporate governance committee be composed of a majority of independent directors within 90 days of the listing of our common stock on the Nasdaq Global Market and that it be composed solely of independent directors and have at least three members within one year of such date. Accordingly, we intend to appoint an additional independent director to our nominating and corporate governance committee to replace Mr. Degner following the consummation of the offering. The principal duties of the nominating and corporate governance committee will be as follows:

  •
  to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

  •
  to make recommendations to the board of directors regarding corporate governance matters and practices.

        Our board of directors has adopted a written charter for the corporate governance and nominating committee that will be available on our website after the closing of this offering.

Compensation Committee

        Our compensation committee currently consists of Messrs. Skerl, Forrest and Degner. Mr. Degner is a non-voting member of the committee. Our board has determined that Messrs. Skerl and Forrest are independent as required by the listing requirements of the Nasdaq Global Market. The listing requirements of the Nasdaq Global Market require that our compensation committee be composed of a majority of independent directors within 90 days of the listing of our common stock on the Nasdaq

Global Market and that it be composed solely of independent directors within one year of such date. Accordingly, we intend to appoint an additional independent director to our compensation committee to replace Mr. Degner following the consummation of the offering. The principal duties of the compensation committee will be as follows:

  •
  to administer our stock plans and incentive compensation plans and, in this capacity, make all option grants or awards to our directors and employees under such plans;

  •
  to make recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers; and

  •
  to establish compensation and employee benefit policies.

        Our board of directors has adopted a written charter for the compensation committee that will be available on our website after the closing of this offering.

Web Access

        We will provide access through our website at www.globalgeophysical.com to current information relating to governance, including a copy of each board committee charter, our Code of Conduct, our corporate governance guidelines and other matters impacting our governance principles. You may also contact our General Counsel for paper copies of these documents free of charge.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

        The following table sets forth the cash and non-cash compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers for the fiscal years ended December 31, 2005, 2004 and 2003, respectively.

Summary Compensation Table

Name and Principal Position of Executive Officers	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard A. Degner Chairman, President and Chief Executive Officer (Principal Executive Officer)	2005 2004 2003	84,000 — —	20,959 — —	2,260 — —	— — —	— — —	— — —	— — —	107,219 — —
Craig Lindberg Senior Vice President and Chief Financial Officer (Principal Financial Officer)	2005 2004 2003	66,500 — —	16,476 — —	610 — —	— — —	— — —	— — —	— — —	83,586 — —
Craig M. Murrin Vice President, Secretary and General Counsel	2005 2004 2003	85,000 — —	16,712 — —	254 — —	— — —	— — —	— — —	— — —	101,966 — —
Tom Fleure Vice President of Geophysical Technology	2005 2004 2003	72,000 — —	16,301 — —	794 — —	— — —	— — —	— — —	— — —	89,095 — —
Kirk Girouard Vice President, U.S. Operations	2005 2004 2003	72,000 — —	12,826 — —	428 — —	— — —	— — —	— — —	— — —	85,254 — —

2006 Incentive Compensation Plan

        In July 2006, our board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, which we refer to as the 2006 Incentive Plan. The principal purpose of the 2006 Incentive Plan is to promote our success, enhance our value, and attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. 3,000,000 shares of our common stock are reserved for issuance under the 2006 Incentive Plan. As of the date of this prospectus, we have not granted any stock options.

        Administration.    The 2006 Incentive Plan is administered by our board of directors, unless and until the board delegates administration to our compensation committee or other applicable committee of its board of directors. Upon and following the consummation of this offering, the 2006 Incentive Plan will be administered by a compensation committee of the board of directors. The board of directors, or the compensation committee if so empowered, has the authority to interpret the 2006 Incentive Plan and to adopt such rules for the administration, interpretation and application of the Plan according to its terms. However, the board of directors may not delegate to the compensation committee or otherwise, the power to grant awards to independent directors.

        Grant of Awards.    Certain employees, consultants and directors will be eligible to be granted awards under the 2006 Incentive Plan. Our board of directors, or the compensation committee if so empowered, will determine:

  •
  which employees, consultants and directors are to be granted awards;

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  the type of award that is granted (only employees can be granted incentive stock options under Code Section 422);

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  the number of shares subject to the awards; and

  •
  terms and conditions of each award, as consistent with the 2006 Incentive Plan.

        Under the 2006 Incentive Plan, performance-based awards are intended to comply with the requirements of Code Section 162(m), in order to allow those awards, when payable, to be fully tax deductible by us.

        Expiration of Stock Options.    The term of an option will be set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term will be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock will not exceed five years from the date of grant. Upon termination of an outstanding option holder's services, the holder may exercise his or her options at the earlier of (i) the time period specified in the option grant or (ii) ninety (90) days after the option holder's termination, to the extent that the options were vested as of the termination date.

        Adjustments of Awards.    If the compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects the common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Incentive Plan, then the compensation committee may appropriately and equitably adjust:

  •
  the aggregate number of, and kind of, shares of common stock subject to the 2006 Incentive Plan; the number of, and kind of, shares of common stock subject to outstanding awards;

  •
  the price per share of the common stock upon exercise of outstanding awards; and

  •
  the terms and conditions of outstanding awards, including the financial or other performance targets specified in any award agreement.

        Amendment or Termination.    The board of directors may generally amend or terminate the 2006 Incentive Plan at any time; however, the board must generally obtain approval of the shareholders: (i) to increase the number of shares of common stock that may be issued under the 2006 Incentive Plan; (ii) to extend the limit on the period during which awards may be granted; (iii) to amend the requirements as to the class of employees eligible to purchase stock under the 2006 Incentive Plan; or (iv) to the extent otherwise required by applicable law, rule or regulation.

Employment Agreements

        We have entered into employment agreements with each of Messrs. Degner, Lindberg, Fleure and Murrin effective as of May 27, 2005. Pursuant to the respective terms of their employment agreements with us, Messrs. Degner's, Lindberg's, Fleure's and Murrin's annual base salaries are $108,000, $108,000, $84,000 and $165,000, respectively, with each salary increasing to $216,000, $170,000, $160,000 and $180,000, respectively, on January 1, 2007. Our executive officers subject to an employment agreement are entitled to an annual bonus, option grants and other benefits in accordance with our incentive and bonus plans. In addition, upon qualified termination of employment with us, each such executive officer is entitled to: (A) a severance payment equal to two times the greater of (i) his base salary as of January 1, 2007, or (ii) his base salary at the highest annual rate in effect on or before the date of termination; (B) continued coverage for 18 months under our group medical, dental, health and hospital plan or a lump sum payment in respect thereof; (C) benefits earned and vested prior to the date of termination; and (D) immediate vesting of all options and restricted stock granted to such executive officer and the removal of any restrictions thereon, other than our right of first refusal with respect thereto.

        In qualified cases of termination of employment of any of the foregoing executive officers within two years following a change in control, such executive officer is entitled to: (A) a severance payment equal to two times the sum of (i) his base salary as of January 1, 2007, if such executive officer's employment is terminated on or before December 31, 2006, or, if such executive officer's employment is terminated after December 31, 2006, his base salary at the highest annual rate in effect on or before the date of termination, and (ii) an amount equal to the annual highest cash bonus paid to such executive officer for the last three full fiscal years ending before the date of termination, if the date of termination is on or before December 31, 2007, or, if the date of termination is after December 31, 2007, an amount equal to the greater of (a) the average of the cash incentive bonuses paid to such executive officer for the last three full fiscal years or (b) the cash incentive bonus paid to such executive officer for the last full fiscal year; (B) continued coverage for 18 months under our group medical, dental, health and hospital plan or a lump sum payment in respect of the same; (C) benefits earned and vested prior to the date of termination; and (D) immediate vesting of all options and restricted stock granted to such executive officer and the removal of any restrictions thereon.

        Pursuant to the terms of the employment agreements with our executive officer, each such executive officer has agreed that, without our prior written consent, he will not compete with our business for a period of six months (if the termination of his employment does not follow a change of control) or 12 months (if the termination of his employment follows a change of control) after the termination of his employment agreement.

Director Compensation

        Directors who are our employees do not receive a retainer or fees for service on the board or any committees.

        We will pay non-employee members of the board for their service as directors. Directors who are not employees will receive, effective            , 2006, an annual fee of $            . In addition, the chairman of each committee receives the following annual fees: audit committee—$            ; compensation committee—$            ; and nominating and corporate governance committee—$            . Messrs. Skerl and Forrest each received 4,000 shares of common stock for their service on the Board.

        Directors who are not employees currently receive a fee of $            for each board meeting attended in person, and a fee of $            for attendance at a board meeting held telephonically. For committee meetings, directors who are not employees currently receive a fee of $            for each committee meeting attended in person, and a fee of $             for attendance at a committee meeting held telephonically. In addition, each non-employee director has received, upon election to the board, a stock option to purchase             shares of our common stock at its fair market value on the date of grant that vests ratably over            years. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In January 2005, Mr. Skerl, one of our directors, Mr. Degner, our Chairman of the Board of Directors, President and Chief Executive Officer, and Mr. Fleure, one of our directors and Vice President, Geophysical Technology, entered into agreements to personally guarantee our obligations relating to the financing of our purchase of certain assets. In exchange for their respective guarantees, Mr. Skerl received 32,000 shares of Class B common stock, Mr. Degner received 20,000 shares of Class B common stock, and Mr. Fleure received 10,000 shares of Class B common stock.

        In 2005, Aslan Capital Master Fund, LP, a holder of more than five percent of our Series A preferred stock, entered into an agreement to guarantee our obligations relating to the financing of the purchase of our marine seismic source vessel, the M/V James H. Scott. In exchange for its guarantee, Aslan Capital received 5,000 shares of Class B common stock and warrants to purchase 10,000 shares of Class B common stock, which warrants have subsequently been exercised in their entirety.

        Except for the foregoing, since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party and in which any current director, executive officer or holder of more that 5% of any class of our securities had or will have a direct or indirect interest other than compensation arrangements, which are described where required under "Management" beginning on page 50.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class A and Class B common stock and our Series A preferred stock as of            , 2006 and the beneficial ownership of our common stock, by our named executive officers and directors individually, our officers and directors as a group, and each person known to us to be the beneficial owner of 5% or more of our outstanding common stock, after giving effect to this offering and the conversion of all outstanding shares of our Class A and Class B common stock and Series A preferred stock into shares of our common stock.

        Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of            , 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Global Geophysical Services, Inc., 3535 Briarpark Dr., Suite 200, Houston, Texas 77042.

Shares Beneficially Owned Before the Offering
Common Stock Beneficially Owned After the Offering
	Class A Common		Class B Common		Series A Preferred
Name of Beneficial Owner
	Number	%	Number	%	Number	%	Number	%

*
Less than one percent

DESCRIPTION OF CAPITAL STOCK

General

        In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws. All shares of our Class A common stock, Class B common stock and Series A preferred stock that are outstanding immediately prior to the consummation of this offering will be converted automatically into shares of our common stock at the closing of this offering.

        The following summary of our capital stock does not relate to our current certificate of incorporation or bylaws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering, which we refer to throughout this description as our certificate of incorporation and bylaws. Our authorized capital stock consists of 125,000,000 authorized shares, par value $0.01 per share, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

        The following summary describes the terms of our securities that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our certificate of incorporation, our bylaws and applicable Delaware law. Complete copies of our certificate of incorporation and bylaws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

        Following the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change of control without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Warrants

        As of July 31, 2006, warrants to purchase a total of 39,000 shares of our Class B common stock (which will be exercisable into             shares of our common stock upon the closing of this offering) at an exercise price of $42.50 per share were outstanding. The warrants will terminate two years after the closing of this offering. Each warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Class B common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants provide for adjustments to the number of shares of Class B common stock issuable under the warrants equivalent to the adjustments applicable to all shares of Class B common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividend, stock split or other change in our capital structure or upon dilutive issuances. After giving effect to the recapitalization of our Class A and Class B common stock, the conversion of all of our outstanding shares of Series A preferred stock into common stock and our             -for-            stock split, all of which will be effective upon the closing of this offering, the 39,000 shares of Class B common stock issuable upon conversion of the warrants will be convertible into            shares of our common stock at an exercise price of $            per share.

Anti-Takeover Provisions of Delaware Law

        Upon the closing of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally has an anti-takeover effect for transactions not approved in advance by our board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock.

        Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

        Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by our stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, eliminate cumulative voting in the election of directors and provide for a classified board of directors where only one in three classes of directors is elected each year. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors, president or holders of at least 20% of the outstanding capital stock entitled to be voted at such meeting. Our bylaws further provide that the authorized number of directors may be changed only by amendment of the bylaws or by a resolution adopted by a majority of the board of directors. Our certificate of incorporation provides that our bylaws may be amended by the board of directors without obtaining prior approval of our stockholders. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current prices, and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Registration Rights

        Demand Registration Rights.    At any time from and after 180 days following the closing of this offering, the holders of             shares of our common stock may require us, on not more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares, net of underwriting discounts and commissions, is expected to exceed $5.0 million on the date such demand registration is made. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we are required to file a registration statement, we must use our reasonable best efforts to cause the registration statement to become effective.

        Piggyback Registration Rights.    At any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of            shares of our common stock and            shares of our common stock issuable upon the exercise of outstanding warrants will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

        Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions.

        Termination.    The registration rights and our obligations terminate upon the earlier of either five years following the closing of a firm commitment underwritten public offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities in a three-month period pursuant to Rule 144(k) promulgated under the Securities Act.

Transfer Agent

        The transfer agent for our common stock is            .

Nasdaq Global Market Listing

        We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "GGEO."

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            shares of our common stock outstanding (or            shares if the underwriters' exercise their over-allotment option). All of the shares sold in this offering by us and by the selling stockholders (including shares sold pursuant to any exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act or otherwise, except for:

  •
  any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below; or

  •
  shares acquired or held by a person who is subject to lock-up arrangements.

        There will be            shares of our common stock eligible for sale in the public market immediately following this offering, subject to the provisions of Rule 144 under the Securities Act.

        Approximately            shares of our common stock are held by persons who may be deemed to be our affiliates under the Securities Act. In addition, approximately             shares of our outstanding common stock may be deemed "restricted securities" within the meaning of Rule 144. Both shares held by our affiliates and shares that are "restricted securities" may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

        Taking into account the lock-up arrangements following this offering, as described in the "Underwriting" section of this prospectus,            shares of our common stock will be available for sale upon the expiration of the lock-up arrangements with the underwriters in transactions registered under the Securities Act or in accordance with Rules 144 (subject, in some cases, to volume limitations) and 144(k) under the Securities Act, which rules are summarized below.

        We cannot predict the effect, if any, that future sales of our shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares.

Rule 144

        In general, under Rule 144, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including affiliates, and any affiliate who holds shares sold in a public offering, may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then-outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding the sale. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. After restricted securities are held for two years, a person who is not deemed an affiliate of us may sell shares under Rule 144(k) without regard to the volume and manner of sale limitations described above. Sales of shares by our affiliates will continue to be subject to the volume and manner of sale limitations.

        Rule 144 under the Securities Act defines an affiliate of an issuer as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act defines the term "control" to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person whether through the ownership of voting securities, by contract, or otherwise.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this prospectus, to the extent not subject to lock-up agreements, in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

        Upon the closing of this offering, the holders of            shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See "Description of Capital Stock—Registration Rights."

Stock Options

        Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the 3,000,000 shares of common stock reserved for issuance pursuant to our 2006 Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up arrangements described in the "Underwriting" section of this prospectus, be available for sale in the open market.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States (unless, in the case of a partnership, U.S. Treasury Regulations are adopted which provide otherwise);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

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  U.S. state or local or non-U.S. tax consequences;

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  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

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  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that acquires our common stock, we urge you to consult your tax advisor.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. We urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

        A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury Regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes. However, even if we were a USRPHC, the tax relating to stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  •
  is a United States person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

        THE FOREGOING DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

        We are offering and the selling stockholders are offering the shares of our common stock described in this prospectus by means of an underwritten public offering. We have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase the aggregate number of shares of our common stock set forth opposite their respective names below at the public offering price less the underwriting discount included on the cover page of this prospectus.

Underwriters	Number of Shares
Jefferies & Company, Inc.

Total

        Of the            shares to be purchased by the underwriters,            shares will be purchased from us and            shares will be purchased from the selling stockholders.

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares are subject to the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the registration statement of which this prospectus is a part has been declared effective by the SEC;

  •
  the representations and warranties made by us and by the selling stockholders to the underwriters are true;

  •
  there is no material adverse change in our business;

  •
  the shares of common stock to be sold in this offering have been approved for listing on the Nasdaq Global Market; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to            additional newly-issued shares of common stock from us and up to            additional outstanding shares of common stock from the selling stockholders, in each case at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        We, our directors and officers and the selling stockholders have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.), directly or indirectly, sell (including, without limitation, any short sale), offer, contract or grant any option to sell, pledge, transfer or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, rights or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock or publicly announce the intention to do any of the foregoing during the period commencing on and including the date of this prospectus and ending on and including the 180th day following the date of this prospectus (the "Lock-Up Period"); provided, however, that we may issue shares of our common stock or options to purchase shares of our common stock, or issue shares of our common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such Lock-up Period without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.). The foregoing sentence shall not apply to bona fide gifts of up to an aggregate of            shares of common stock made by us or Richard A. Degner, our Chairman of the Board, President and Chief Executive Officer, provided the recipients thereof agree in writing with the underwriters to be bound by the terms of the lock-up arrangements described above.

        Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-up Period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the Lock-up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension (which waiver may be withheld at the sole discretion of Jefferies & Company, Inc.), except that such extension will not apply if, (i) within three business days prior to the 15th calendar day before the last day of the Lock-up Period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that (i) shares of our common stock are "actively traded securities" (as defined in Regulation M), (ii) we meet the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (iii) the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to us published or distributed by any of the underwriters during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension).

        The underwriters have reserved for sale at the initial public offering price up to 5% of the total shares of our common stock offered hereby (excluding any shares to be sold pursuant to the over-allotment option) for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may allow, and selected dealers may re-allow, a concession not in excess of $            per share to other brokers and dealers. After the public offering, the underwriters may change the public offering price and concession and discount to brokers and dealers.

        The following table shows the underwriting discounts and commissions to be paid to underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Discounts and commissions payable by us, per share	$—	$—
Discounts and commissions payable by us, total	$—	$—
Discounts and commissions payable by selling stockholders, per share	$—	$—
Discounts and commissions payable by selling stockholders, total	$—	$—

        We estimate that the expenses of this offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            . This includes amounts we will pay on behalf of the selling stockholders.

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        The underwriters and their affiliates have provided and/or may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they have received and will receive customary compensation.

        The offering price for the shares of our common stock offered by this prospectus was negotiated between us and the underwriters immediately prior to this offering. Factors considered in determining the offering price included:

  •
  the history of, and the prospects for, the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of our securities and of the securities of generally comparable companies;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  other relevant factors.

        The offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active public market for our common stock may not develop or, if it does develop, continue after this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making activities in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for, or purchases of, our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

WHERE YOU CAN FIND MORE INFORMATION

        We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC in Room 1590, 100 F Street, N.E., Washington, D.C. 20002, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (713) 972-9200 or by mail to: Global Geophysical Services, Inc., 3535 Briarpark Dr., Suite 200, Houston, Texas 77042, Attention: Craig Murrin.

        We maintain an Internet website at http://www.globalgeophysical.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

        The other information we file with the SEC and that is available on our website is not part of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins LLP, Houston, Texas.

EXPERTS

        The financial statements included in this prospectus as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004, and for the period from inception (June 18, 2003) to December 31, 2003, have been audited by UHY LLP, independent registered public accounting firm, as stated in their report thereon, and is included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page
Global Geophysical Services, Inc. Unaudited Interim Financial Statements
Balance Sheets as of June 30, 2006 and December 31, 2005	F-2
Statements of Operations for the six months ended June 30, 2006 and 2005	F-3
Statements of Cash Flows for the six months ended June 30, 2006 and 2005	F-4
Notes to Financial Statements for the six months ended June 30, 2006 and 2005	F-5
Global Geophysical Services, Inc. Audited Annual Financial Statements
Report of Independent Auditors for the years ended December 31, 2005 and 2004 and the period from inception (June 18, 2003) to December 31, 2003	F-10
Balance Sheets as of December 31, 2005 and 2004	F-11
Statements of Operations for the years ended December 31, 2005 and 2004 and the period from inception (June 18, 2003) to December 31, 2003	F-12
Statements of Stockholders' (Deficit) Equity for the years ended December 31, 2005 and 2004 and the period from inception (June 18, 2003) to December 31, 2003	F-13
Statements of Cash Flows for the years ended December 31, 2005 and 2004 and the period from inception (June 18, 2003) to December 31, 2003	F-14
Notes to Financial Statements for the years ended December 31, 2005 and 2004 and the period from inception (June 18, 2003) to December 31, 2003	F-15

GLOBAL GEOPHYSICAL SERVICES, INC.

BALANCE SHEETS

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$7,054,852	$5,184,253
Restricted cash investments	150,000	—
Accounts Receivable:
Trade	7,244,590	2,569,099
Unbilled	418,437	234,595
Other	—	30,638
Prepaid income taxes	399,885	—
Prepaid expenses and other current assets	687,808	703,512

Total current assets	15,955,572	8,722,097
Property and equipment, at cost	75,541,441	24,467,908
Accumulated depreciation	(5,607,951)	(1,784,939)

Property and equipment, net	69,933,490	22,682,969
Deposits and other	47,334	1,336,525
Restricted cash investments	—	1,450,000
Debt issuance costs and other intangible assets, net	986,011	—

	1,033,345	2,786,525

Total assets	$86,922,407	$34,191,591

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accounts payable	$23,616,615	$4,873,540
Accrued expenses	2,844,538	1,217,732
Current portion of notes payable	526,886	30,748
Current portion of capital lease obligations	1,077,577	8,957,687
Foreign income taxes payable	—	53,416
Deferred revenue	1,917,913	3,089,284
Other payables	1,005,677	—

Total current liabilities	30,989,206	18,222,407
Deferred income taxes	1,251,091	372,000
Notes payable, net of current portion	24,944,499	—
Capital lease obligations, net of current portion	1,548,174	5,835,701

Total liabilities	58,732,970	24,430,108
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 4,000,000 shares, 1,553,716 issued and 1,154,131 outstanding at June 30, 2006 and December 31, 2005, respectively	15,537	11,541
Class A Common stock, $.01 par value, authorized 1,000,000 shares, 400,000 issued and 390,200 outstanding at June 30, 2006 and December 31, 2005, respectively	4,000	4,000
Class B Common stock, $.01 par value, authorized 3,400,000 shares, 503,904 and 454,419 issued and 497,321 and 454,357 outstanding at June 30, 2006 December 31, 2005, respectively	5,039	4,544
Stock warrants	36,922	—
Deferred noncash compensation	—	(1,975)
Additional paid-in capital	24,803,857	8,961,697
Retained earnings	3,393,838	832,174

	28,259,193	9,811,981
Less: Treasury stock, at cost, 16,383 and 9,862 shares at June 30, 2006 and December 31, 2005, respectively	(69,756)	(50,498)

Total stockholders' equity	28,189,437	9,761,483

Total liabilities and stockholders' equity	$86,922,407	$34,191,591

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2006	2005
	(unaudited)
Revenues	$35,317,450	816,051
Operating costs	27,103,202	833,838

Gross profit (loss)	8,214,248	(17,787)
Selling, general, and administrative expenses	3,467,142	1,272,607

Income (loss) from operations	4,747,106	(1,290,394)
Other income (expense)
Interest income	92,853	667
Interest expense	(755,272)	(131,698)
Other income (expense)	(81,331)	78,819

Total other income (expense)	(743,750)	(52,212)

Income (loss) before income taxes	4,003,356	(1,342,606)
Income tax expense
Foreign—current	212,486	—
Federal—current	350,115	—
Federal—deferred	879,091	—

Total income tax expense	1,441,692	—

Net income (loss)	$2,561,664	$(1,342,606)

Income (loss) per common share:
Basic	$2.95	$(2.50)

Diluted	$1.13	$(2.50)

Weighted average shares outstanding:
Basic	868,047	537,480

Diluted	2,265,304	537,480

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2006	2005
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,561,664	$(1,342,606)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	3,830,448	143,790
Amortization of debt issuance costs	48,971	—
Non-cash compensation	29,862	5,477
Deferred tax expense	879,091
Loss on disposal of property and equipment	9,681
Effects of changes in operating assets and liabilities:
Accounts receivable	(4,828,695)	(753,170)
Prepaid expenses and other assets	15,704	(320,233)
Accounts payable and accrued expenses	(767,423)	203,515
Deferred revenue	(1,171,371)	803,546
Other payables	1,005,677
Prepaid income taxes	(399,885)
Foreign income taxes payable	(53,416)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,160,308	(1,259,681)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(26,827,517)	(1,456,445)

Sale (purchase) of restricted cash investments	1,300,000	(600,000)

Other assets	5,000	—

NET CASH USED IN INVESTING ACTIVITIES	(25,522,517)	(2,056,445)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	696,737	306,778
Principal payments on notes payable	(200,599)	(161,737)
Principal payments on capital leases	(14,009,275)	(211,660)
Proceeds from term loan	23,736,421	—
Proceeds from bank loan	1,245,000	—
Debt issuance costs	(1,034,982)	—
Purchase of treasury stock	(19,258)	(498)
Issuance of preferred stock	15,818,764	2,709,829

NET CASH PROVIDED BY FINANCING ACTIVITIES	26,232,808	2,642,712

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,870,599	(673,414)
Cash and cash equivalents, beginning of period	5,184,253	969,074

Cash and cash equivalents, end of period	$7,054,852	$295,660

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$755,272	$131,698

Income taxes paid	$768,258

NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment additions financed through capital leases	$1,841,638	$5,282,910

Property and equipment additions financed through accounts payable	$21,137,304	$794,186

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation:    These financial statements are unaudited and have been prepared on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited financial information includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the interim financial information. Operating results for the interim periods are not necessarily indicative of the results of any subsequent periods. Certain information in the footnote disclosures normally included in annual financial statements has been condensed or omitted for the interim periods presented, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements. These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Restricted Cash Investments:    Restricted cash investments of $150,000 and $1,450,000 on June 30, 2006 and December 31, 2005, respectively, were pledged as collateral for certain bid bonds entered into in the normal course of business and as additional collateral for certain capital leases entered into in the normal course of business.

        Stock Based Compensation:    As of June 30, 2006, the Company does not have a stock-based compensation plan. To encourage retention and performance, during 2006 the Company granted certain employees and consultants restricted shares of Class B Common Stock with a fair value ranging from $2.40 to $15.00 per share determined in accordance with conventional valuation techniques, including but not limited to, net book value or multiples of comparable company EBITDA, as applicable.

        At December 31, 2005, the Company had recorded $1,975 of deferred compensation to reflect the unvested portion of the Class B Common Stock. Effective January 1, 2006, the Company adopted SFAS 123(R), which does not recognize deferred compensation for this type of transaction. Accordingly, the Company reclassified deferred compensation to additional paid in capital on January 1, 2006. The stock granted typically vests over a two and a half to three year period.

        Stock Warrants:    On May 18, 2006, the Company entered into a term loan of an amount up to $60,000,000 through the issuance of notes payable plus warrants which entitle the holders to purchase an aggregate of 39,000 shares of Class B Common Stock of the Company at an exercise price of $42.50 per share. The notes are due on May 18, 2009, and the warrants expire two years after an initial public offering. In accordance with APB No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants", the Company allocated the proceeds to the notes and the warrants based on relative fair values. Total borrowings were $23,736,421, of which $23,699,499 was allocated to the notes and $36,922 was allocated to the warrants.

        Earnings Per Share:    Basic earnings per share amounts are calculated based on the weighted average number of shares of Common Stock outstanding during each period. Diluted earnings per share is based on the weighted average number of shares of Class A and Class B Common Stock outstanding for the periods, including the dilutive effect of warrants granted and convertible Preferred Stock. Dilutive warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Warrants where the exercise price exceeds the average stock price for the period are considered antidilutive, and therefore are not included in the calculation of dilutive shares. Potentially dilutive securities include Series "A" Convertible Preferred stock and warrants on Common B stock issued to a guarantor of certain debt.

        Financial Instruments:    Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying value of cash and cash equivalents and accounts receivable and payable approximate fair value due to their short-term nature. The approximate fair value of borrowings on the term loan at June 30, 2006, is $23,736,421, which differs from the carrying value of $23,699,499 which resulted from the allocation of proceeds to the debt instrument and the associated stock warrants. The Company believes the fair value and the carrying value of all other debt would not be materially different due to the instruments' interest rates approximating market rates for similar borrowings at June 30, 2006 and December 31, 2005.

        Foreign Operations:    The Company's future revenues depend on operating results from its operations in foreign countries. The success of the Company's operations are subject to various contingencies beyond management control. These contingencies include general and regional economic conditions, prices for crude oil and natural gas, competition and changes in regulation.

        Recently Issued Accounting Pronouncements:    In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN48), "Accounting for Uncertainty in Income Taxes". FIN 48 is an interpretation of FASB Statement No. 109 "Accounting for Income Taxes" and must be adopted by the Company no later than January 1, 2007. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns. The Company is evaluating the impact of adopting FIN 48.

        Debt Issuance Costs:    The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the maturity period of the related debt.

NOTE B—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	June 30, 2006	December 31, 2005
	(unaudited)
Furniture and fixtures	$101,362	$102,803
Boats	3,041,652	1,540,211
Machinery and equipment	64,993,835	22,043,158
Computers and software	1,068,749	781,736
Land	2,086,346	—

	71,291,944	24,467,908
Less: accumulated depreciation	(5,607,951)	(1,784,939)

	65,683,993	22,682,969
Construction in process	4,249,497	—

NET PROPERTY AND EQUIPMENT	$69,933,490	$22,682,969

        At June 30, 2006, construction in process consists mainly of progress payments made to the manufacturer of a mobile seismic camp to be used in remote desert operations in North Africa and the Middle East.

NOTE C—NOTES PAYABLE

Term Loan Facility

        On May 18, 2006, the Company entered into a $60 million term credit facility with Guggenheim Corporate Funding, LLC (Guggenheim). The terms of the credit facility allow the Company to draw all or part of the facility from time to time up through December 31, 2006. Borrowings under this facility bear interest at a rate of LIBOR plus 5.75% or the prime rate plus 3.00%. After December 31, 2006, borrowings under the Guggenheim credit facility bear interest at a rate that declines according to a pre-set scale as leverage decreases to a minimum level of LIBOR plus 2.75% or the prime rate. The line of credit includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of, a specified current ratio, a specified leverage ratio, a specified debt coverage ratio, a minimum tangible net worth, and certain limits on other indebtedness. The term loan facility restricts the Company from incurring capital expenditures during our fiscal years ended December 31, 2006, 2007, 2008 and 2009, other than in the ordinary course of business, in excess of $80 million, $10 million, $5 million and $5 million, respectively. However, the facility, by its terms, requires that the proceeds of a public offering be used first to pay all outstanding borrowings under the facility. There is no prepayment penalty if the proceeds of a public offering of the Company's equity are used to repay the Guggenheim term loan; however the use of other proceeds to retire this debt may require a prepayment penalty of up to 2%. As part of the facility, the Company granted to Guggenheim warrants to purchase 39,000 shares of Class B Common Stock. All capital lease obligations for seismic recording gear and seismic sources, including the marine source seismic vessel, the M/V James H. Scott, were repaid in May 2006 using funds from the $60 million term loan facility. In addition, certain operating lease agreements for seismic recording gear were terminated and the

Company acquired the related assets for approximately $5,255,000. The Guggenheim facility stipulates monthly interest payments. Beginning with the quarter ended September 30, 2007, quarterly principal payments of 1/12 the outstanding principal balance on December 29, 2006 are due with the remaining balance due at maturity on May 18, 2009.

Promissory Note

        Effective April 1, 2006 the Company entered into a $1.2 million promissory note with a financial institution for the purchase of land to be used to relocate the corporate headquarters. The note bears interest at the prime rate plus 1%, has required payments of interest only until maturity and has a scheduled maturity of March 1, 2008.

NOTE D—EARNINGS PER SHARE

        The following table sets forth the computations of basic and diluted earnings per share:

	Six Months Ended June 30,
	2006	2005(1)
	(unaudited)
Net income (loss)	2,561,664	(1,342,606)

Basic
Weighted average common shares outstanding	868,047	537,480

Diluted
Shares issuable from the assumed conversion of Series "A" preferred stock	1,397,257	—

Total	2,265,304	537,480

Basic income (loss) per share	2.95	(2.50)

Diluted income (loss) per share	1.13	(2.50)

(1)
Anti-dilutive for the six month period ended June 30, 2005.

        Basic and diluted earnings per share for the six months ended June 30, 2005 is the same since the effect of all common stock equivalents is antidilutive to the Company's net loss per share under SFAS No. 128. For the six months ended June 30, 2006, all shares of convertible preferred stock have been included in diluted earnings per share; however, the stock warrants associated with the term loan have been excluded because they are anti-dilutive. All restricted stock is included in basic common shares outstanding.

NOTE E—SUBSEQUENT EVENTS

        In July 2006, the Company's board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. A total of 3,000,000 shares of common stock are reserved for issuance under the 2006 Incentive Plan. No options have been granted to date.

        On August 22, 2006, the Company entered into an agreement for a revolving line of credit with a bank with a maximum borrowing base, as defined, of the lesser of $7,500,000 or 75% of the domestic accounts receivable balance at a point in time. In addition, there is a 25% customer concentration rule, which can result in a limitation in the borrowing base. Advances under this line bear interest at the prime rate minus 0.5%. Interest is due monthly with any unpaid principal and interest due on August 21, 2007. The line of credit is secured by receivables and intangible assets and requires maintenance of tangible net worth and other financial and restrictive covenants. As of September 18, 2006, the Company has not drawn on the line of credit; however, the line of credit serves as collateral for several letters of credit totalling $853,000. The revolving line of credit expires on August 21, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Global Geophysical Services, Inc.

        We have audited the accompanying balance sheets of Global Geophysical Services, Inc., or (the Company), as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended and for the period from inception (June 18, 2003) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Geophysical Services, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended and for the period from inception (June 18, 2003) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Houston, Texas
July 31, 2006

GLOBAL GEOPHYSICAL SERVICES, INC.

BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$5,184,253	$969,074
Accounts Receivable:
Trade	2,569,099	—
Unbilled	234,595	—
Other	30,638	—
Prepaid expenses and other current assets	703,512	13,199

Total current assets	8,722,097	982,273
Property and equipment, at cost	24,467,908	334,618
Accumulated depreciation	(1,784,939)	(1,072)

Property and equipment, net	22,682,969	333,546
Deposits and other	1,336,525	104,005
Restricted cash investments	1,450,000	—

	2,786,525	104,005

Total assets	$34,191,591	$1,419,824

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Current liabilities
Accounts payable	$4,873,540	$85,192
Accrued expenses	1,217,732	20,338
Notes payable to stockholder	—	30,000
Current portion of notes payable	30,748	—
Current portion of capital lease obligations	8,957,687	—
Foreign income taxes payable	53,416	—
Deferred revenue	3,089,284	—

Total current liabilities	18,222,407	135,530
Deferred income taxes	372,000	—
Capital lease obligations, net of current portion	5,835,701	—

Total liabilities	24,430,108	135,530
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 4,000,000 shares, issued and outstanding 1,154,131 and 292,600 at December 31, 2005 and 2004, respectively	11,541	2,926
Class A Common Stock, $.01 par value, authorized 1,000,000 shares, 400,000 and 0 issued and 390,200 and 0 outstanding at December 31, 2005 and 2004, respectively	4,000	—
Class B Common Stock, $.01 par value, authorized 3,400,000 shares, 454,419 and 0 issued and 454,357 and 0 outstanding at December 31, 2005 and 2004, respectively	4,544	—
Deferred noncash compensation	(1,975)	—
Additional paid-in capital	8,961,697	1,461,074
Retained earnings (accumulated deficit)	832,174	(179,706)

	9,811,981	1,284,294
Less: Treasury stock, at cost, 9,862 and 0 shares at December 31, 2005 and 2004, respectively	(50,498)	—

Total stockholders' equity	9,761,483	1,284,294

Total liabilities and stockholders' equity	$34,191,591	$1,419,824

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.

STATEMENTS OF OPERATIONS

			Period from inception (June 18, 2003) to December 31, 2003
	Year ended December 31,
	2005	2004
Revenues	$24,724,062	$—	$—
Operating costs	17,488,477	2,049	—

Gross profit (loss)	7,235,585	(2,049)	—
Selling, general, and administrative expenses	5,222,264	204,474	5,345

Income (loss) from operations	2,013,321	(206,523)	(5,345)
Other income (expense)
Interest income	73,296	—	—
Interest expense	(624,092)	—	—
Other income, net	44,720	32,162	—

Total other income (expense)	(506,076)	32,162	—

Income (loss) before income taxes	1,507,245	(174,361)	(5,345)
Income tax expense
Foreign—current	123,365	—	—
Federal—deferred	372,000	—	—

Total income tax expense	495,365	—	—

Net income (loss)	$1,011,880	$(174,361)	$(5,345)

Income (loss) per common share:
Basic	$1.48	$(1.74)	$(.10)

Diluted	$.67	$(1.74)	$(.10)

Weighted average shares outstanding:
Basic	681,902	100,000	53,699

Diluted	1,517,056	100,000	53,699

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.
STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Preferred Stock		Common Stock		Common A Stock		Common B Stock				Treasury Stock		Accumulated Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)
									Additional Paid-in Capital	Deferred Comp.
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance at inception—(June 18, 2003)	—	$—	—	$—	—	$—	—	$—	$—	$—	—	$—	$—	$—
Issuance of shares of common stock	—	—	100,000	1,000	—	—	—	—	—	—	—	—	—	1,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(5,345)	(5,345)

Balances at December 31, 2003	—	—	100,000	1,000	—	—	—	—	—	—	—	—	(5,345)	(4,345)
Cancellation of common stock	—	—	(100,000)	(1,000)	—	—	—	—	1,000	—	—	—	—	—
Issuance of shares of preferred stock	292,600	2,926	—	—	—	—	—	—	1,460,074	—	—	—	—	1,463,000
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(174,361)	(174,361)

Balances at December 31, 2004	292,600	2,926	—	—	—	—	—	—	1,461,074	—	—	—	(179,706)	1,284,294
Issuance of common stock—Class A	—	—	—	—	400,000	4,000	—	—	—	—	—	—	—	4,000
Issuance of restricted common stock—Class B	—	—	—	—	—	—	454,419	4,544	—	(4,414)	—	—	—	130
Issuance of Preferred Stock	861,531	8,615	—	—	—	—	—	—	7,931,385	—	—	—	—	7,940,000
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	2,439	—	—	—	2,439
Expenses related to offering	—	—	—	—	—	—	—	—	(430,762)	—	—	—	—	(430,762)
Purchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	9,862	(50,498)	—	(50,498)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	1,011,880	1,011,880

Balances at December 31, 2005	1,154,131	$11,541	—	$—	400,000	$4,000	454,419	$4,544	$8,961,697	$(1,975)	9,862	$(50,498)	$832,174	$9,761,483

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

			Period from inception (June 18, 2003) to December 31, 2003
	Year ended December 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,011,880	$(174,361)	$(5,345)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	1,784,867	1,072	—
Non-cash compensation	6,569	—	—
Deferred tax expense	372,000	—	—
Loss on sale of property	10,125	—	—
Effects of changes in operating assets and liabilities:
Accounts receivable	(2,834,332)	—	—
Prepaid expenses and other assets	(690,313)	(14,204)	—
Accounts payable and accrued expenses	5,985,742	100,185	5,345
Deferred revenue	3,089,284	—	—
Foreign income taxes payable	53,416	—	—

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	8,789,238	(87,308)	—
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(8,168,961)	(334,618)	—
Purchase of restricted cash investments	(1,450,000)	—	—
Proceeds from the sale of property and equipment	5,875	—	—
Deposits and other	(1,232,520)	(103,000)	—

NET CASH USED IN INVESTING ACTIVITIES	(10,845,606)	(437,618)	—
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable—stockholder	—	30,000	—
Proceeds from notes payable	340,801	—	—
Principal payments on notes payable	(310,053)	—	—
Principal payments on capital leases	(1,187,941)	—	—
Purchase of treasury stock	(50,498)	—	—
Issuance of common stock	—	—	1,000
Issuance of preferred stock, net	7,479,238	1,463,000	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,271,547	1,493,000	1,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,215,179	968,074	1,000
Cash and cash equivalents, beginning of period	969,074	1,000	—

Cash and cash equivalents, end of period	$5,184,253	$969,074	$1,000

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$597,971	$—	$—

Income taxes paid	$69,949	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment additions financed through capital leases	$15,981,329	$—	$—

Issuance of preferred stock in lieu of payment of note payable—stockholder	$30,000	$—	$—

See accompanying notes to financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
AND THE PERIOD FROM INCEPTION (JUNE 18, 2003) TO DECEMBER 31, 2003

NOTE A—ORGANIZATION AND NATURE OF OPERATIONS

        Global Geophysical Services, Inc., (the "Company"), a Delaware corporation, was incorporated in June 2003 and is headquartered in Houston, Texas. The Company is an international provider of seismic data acquisition services. The data acquired is used by the Company's clients to create detailed images of the subsurface which are used to locate potential oil and gas reservoirs based upon the observed geology. Prior to 2005, the Company was a development stage enterprise. Development activities have ceased and planned principal operations have commenced. Revenues are earned primarily from exclusive seismic survey agreements with oil and gas exploration and production companies. The Company provides seismic services in shallow marine, transition zone, and land environments, including desert, arctic, jungle, swamp and mountainous regions worldwide.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Revenue Recognition    Our services are provided under cancelable service contracts. Client contracts for our services vary in terms and conditions and typically range from one month to 12 months in duration. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21, "Accounting for Revenue Contracts with Multiple Deliverables." We recognize revenue in accordance with the terms of the contract. These contracts are "turnkey" or "term" agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, we recognize period revenue based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis. Accordingly, revenue is recognized based upon work performed as a percentage of total work to be performed under the "turnkey" contract. With respect to those contacts where our client pays separately for the mobilization of equipment, EITF 00-21 requires us to recognize such mobilization fees as revenue during the performance of the seismic acquisition, using the same proportional performance method as for the acquisition work. We also receive reimbursements for certain out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client.

        Mobilization Costs:    Transportation and other expenses incurred prior to the commencement of geophysical operations are deferred and amortized over the term of the related contract. As of December 31, 2005, unamortized mobilization costs of $376,948 were recorded as prepaid expenses.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Fair Value of Financial Instruments:    The Company's financial instruments recorded on the balance sheet include cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable, and notes payable. The carrying amounts of cash and cash equivalents, certificates of deposit, accounts receivable, and accounts payable approximate fair value because of the short-term nature of these items. The carrying value of long-term notes payable is a reasonable estimate of fair value based on rates available to the Company for debt with similar terms and maturities.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

        Restricted Cash Investments:    Restricted cash investments of $1,450,000 on December 31, 2005 were pledged as additional collateral for certain capital leases entered into in the normal course of business.

        Accounts Receivable:    Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. Amounts recorded as unbilled represent work done for customers but not billed at the fiscal year ends or interim period ends in accordance with contract provisions and generally are expected to be billed in one to two months. Management of the Company continually monitors accounts receivable for collectibility issues. The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer's financial condition, and discussions with relevant Company personnel and with the customers directly. The Company has not experienced losses related to bad debt, and management believes that establishing an allowance for bad debt is not needed.

        Property and Equipment:    Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the various classes of assets as follows:

Boats	10 years
Computers and software	3 years
Furniture and fixtures	1-2 years
Machinery and equipment	3-7 years

        Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in income from operations within the statement of operations. Substantially all of our assets are pledged as collateral to secure certain debt.

        Asset Impairment:    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". The Company evaluates the recoverability of property and equipment and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value. There were no impairment charges during 2005, 2004, and 2003.

        Deposits:    Deposits as of December 31, 2005 consist primarily of down payments made during 2005 for vibrator trucks to be delivered in 2006. Deposits as of December 31, 2004 consist primarily of prepayments made for certain specialized seismic equipment to be installed on the marine seismic source vessel in 2005.

        Deferred Revenue:    Deferred revenue consists primarily of client payments made in advance of work done and deferred fees related to the mobilization period to be amortized over the term of the related contract. There was no deferred revenue as of December 31, 2004. As of December 31, 2005, deferred revenue consists of the following:

Client payments made in advance of work done	$2,627,992
Mobilization fees	461,292

Deferred Revenue	$3,089,284

        Treasury Stock:    The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

        Stock Based Compensation:    As of December 31, 2005, the Company does not have a stock-based compensation plan. To encourage retention and performance, during 2005 the Company granted certain employees and consultants restricted shares of Class A Common Stock and/or Class B Common Stock. In 2005, the Company granted 400,000 Common A shares and 454,419 Common B shares with a fair value of $0.01 per share determined in accordance with conventional valuation techniques, including but not limited to, net book value or multiples of comparable company EBITDA, as applicable. 100% of the Common A shares and approximately 68% of the Common B shares were granted before the Company launched its first seismic crew. The Common A shares were fully vested when issued. The Common B shares typically vest evenly by quarter through the year ended December 31, 2006. Non-vested shares typically may be repurchased by the Company at $0.01 per share if employment is terminated for any reason. The Company has entered into employment contracts with certain officers that would require the Company to vest all of a particular officer's non-vested shares upon certain events including change of control and termination for reasons other than cause. As of December 31, 2005 and 2004, the Company has recorded $1,975 and $0, respectively, of deferred compensation related to the unvested portion of the Class B stock.

        Concentrations of Credit Risk:    The Company maintains its cash in bank deposits with a financial institution. These deposits, at times, exceed federally insured limits. Deposits in the United States of America are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company monitors the financial condition of the financial institution and has not experienced any losses on such accounts. The Company is not party to any financial instruments which would have off-balance sheet credit or interest rate risk. Customer concentration risks are discussed in Note J.

        Advertising:    Advertising costs are expensed as incurred and were approximately $108,000, $2,300, and $0 for the periods ended 2005 and 2004 and the period from inception through December 31, 2003.

        Income Taxes:    Under the asset and liability method required by SFAS No. 109 "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. (See Note E.)

        Earnings Per Share:    Basic earnings per share amounts are calculated based on the weighted average number of shares of Common Stock outstanding during each period. Diluted earnings per share is based on the weighted average number of shares of Class A and Class B Common Stock outstanding for the periods, including the dilutive effect of warrants granted and convertible Preferred Stock. Dilutive warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Warrants where the exercise price exceeds the average stock price for the period are considered antidilutive, and therefore are not included in the calculation of dilutive shares. Potentially dilutive securities include Series "A" Convertible Preferred stock and warrants on Common B stock issued to a guarantor of certain debt. (See Note H.)

        Foreign Operations:    The Company's future revenues depend on operating results from its operations in foreign countries. The success of the Company's operations is subject to various contingencies beyond management control. These contingencies include general and regional economic conditions, prices for crude oil and natural gas, competition and changes in regulation.

        Recently Issued Accounting Pronouncements:    The Company adopted SFAS 123(R) effective as of January 1, 2006. It is following the "modified prospective" method of adoption of SFAS 123(R) whereby earnings for prior periods will not be restated as though stock based compensation had been expensed, rather than the "modified retrospective" method which would entail restatement of previously published earnings. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow, but this will not have a significant impact on cash flow reporting. The impact of adoption of SFAS 123(R) will depend on levels of share-based compensation, particularly stock options, granted in the future and the fair value assigned thereto.

        In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN48), "Accounting for Uncertainty in Income Taxes". FIN 48 is an interpretation of FASB Statement No. 109 "Accounting for Income Taxes" and must be adopted by the Company no later than January 1, 2007. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns. The Company is evaluating the impact of adopting FIN 48.

NOTE C—STOCKHOLDERS' EQUITY

        Upon its incorporation, the Company had issued and outstanding 100,000 shares of common stock with a par value of $0.01. On December 31, 2004, these initial shares of common stock were cancelled, and the Company amended its articles of incorporation to create one class of preferred stock and two classes of common stock.

        Series A Convertible Preferred Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 4,000,000 shares of Series A convertible preferred stock, par value $0.01 per share ("Series A Preferred"). Holders of Series A Preferred are entitled to one vote per share, and also have certain special voting rights that enable them to elect two directors to the board of directors. Series A Preferred does not pay a preferred dividend.

        Series A Preferred is initially convertible, at the option of the holder, into one share of Class B Common Stock. The conversion ratio is protected from dilution and is to be adjusted upon certain issuances of additional shares of Class A or Class B common stock, options, or securities convertible into Class A or Class B common stock. As of December 31, 2005, the conversion ratio is 1:1. Series A Preferred is automatically convertible upon the following events: (i) a majority vote by the holders of the outstanding shares of Series A Preferred to convert to Class B common stock (ii) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Class B common stock with an offering price per share of not less than $10.00 and with gross offering proceeds (prior to underwriting discounts and commissions and offering expenses) to the Company of at least $20 million. Management has evaluated the fair value of the common stock and determined that there are no beneficial conversion features.

        Class A Common Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 1,000,000 shares of Class A common stock, par value $0.01 per share. Holders of Class A common stock are entitled to one vote per share.

        Class B Common Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 3,400,000 shares of Class B common stock, par value $0.01 per share. Holders of Class B common stock are entitled to one-tenth of one vote per share.

        Deferred Compensation:    At December 31, 2005, the Company had recorded $1,975 of deferred compensation to reflect the unvested portion of the Class B common stock. Effective January 1, 2006, the Company adopted SFAS 123(R), which does not allow this treatment for stock grants. Accordingly, the Company reclassified deferred compensation to additional paid in capital on January 1, 2006.

        Warrants:    During 2005, the Company issued warrants to purchase 5,000 shares of Common B stock at an exercise price of $20 and warrants to purchase 5,000 shares of Common B stock at an exercise price of $30. All of the warrants expire on December 31, 2006. The warrants were issued to secure a guarantee required to refinance certain assets.

NOTE D—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 31,
	2005	2004
Furniture and fixtures	$102,803	$5,000
Boats	1,540,211	—
Machinery and equipment	22,043,158	—
Computers and software	781,736	10,853

	24,467,908	15,853
Less: accumulated depreciation	(1,784,939)	(1,072)

	22,682,969	14,781
Construction in process	—	318,765

NET PROPERTY AND EQUIPMENT	$22,682,969	$333,546

        At December 31, 2004, construction in process consists of progress payments made to the manufacturer of a marine seismic source vessel under the terms of a construction agreement the Company entered in August 2004.

NOTE E—INCOME TAXES

	Year Ended December 31,		Period from inception (June 18, 2003) to December 31, 2003
	2005	2004
Federal statutory rate	34.0%	34.0%	34.0%
Other	2.2%	0.0%	0.0%
Change in valuation allowance	(3.4)%	(34.0)%	(34.0)%

Effective income tax rate	32.8%	0.0%	0.0%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes at the enacted tax rates in effect when the differences reverse. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$530,000	$61,100
Foreign tax credit	123,000	—
Other	29,000	—

Total gross deferred tax assets	682,000	61,100
Less: Valuation allowance	—	(61,100)

	682,000	—
Deferred tax liability—property and equipment	(1,054,000)	—

Total gross deferred tax liability	(1,054,000)	—

Net deferred tax liability	$(372,000)	$—

        In 2003 and 2004, the total income tax benefit is different from the amount computed by applying the U.S. Federal income tax rate to income before income taxes, primarily due to the effects of a valuation allowance. A valuation allowance is established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The valuation allowance is then adjusted when the realization of deferred tax assets becomes more likely than not. Adjustments are also made to recognize the expiration of net operating loss carryforwards, with equal and offsetting adjustments to the related deferred tax asset. The allowance has increased by $1,817 in 2003 and $59,283 in 2004 and decreased by $61,100 in 2005.

        As of December 31, 2005, the Company has approximately $1,560,000 in net operating loss carryforwards. Such tax loss carryforwards expire in varying amounts in years through 2024 and 2025.

NOTE F—NOTES PAYABLE

        Notes payable—stockholder:    During 2004, the Company issued a promissory note for $30,000 at an interest rate of 4.18% per annum. The maturity date of the note was December 31, 2004, later extended to February 28, 2005, at which time the note was converted to 6,000 shares of Series A Preferred Stock. Interest expense was waived because it was de minimus.

        Notes payable—insurance:    During 2005, in exchange for insurance services provided, the Company issued three negotiable promissory notes for a total of $340,801 at interest rates ranging from 5.49% to 5.74% per annum. The notes are due between January 8, 2006 and April 18, 2006. As of December 31, 2005, the balance of the notes was $30,748.

NOTE G—LINE OF CREDIT

        On April 25, 2005, the Company entered into an agreement for a revolving line of credit with a bank with a maximum borrowing base, as defined, of the lesser of $1,250,000 or 75% of the accounts receivable balance at a point in time. Advances under this line bear interest at the prime rate plus 1%. Interest is due monthly with any unpaid principal and interest due on April 24, 2006. The line of credit is secured by receivables and intangible assets and requires maintenance of specified levels of working capital, tangible net worth and other financial and restrictive covenants. As of December 31, 2005, the Company had repaid all advances drawn on the line of credit and maintained a zero balance. The revolving line of credit expired on April 24, 2006.

NOTE H—EARNINGS PER SHARE

        The following table sets forth the computations of basic and diluted earnings per share:

			Period from inception (June 18, 2003) to December 31, 2003(1)
	Year ended December 31,
	2005	2004(1)
Net income (loss)	$1,011,880	$(174,361)	$(5,345)

Basic
Weighted average common shares outstanding	681,902	100,000	53,699

Diluted
Shares issuable from the assumed conversion of Series "A" preferred stock	835,154	—	—

Total	1,517,056	100,000	53,699

Basic income (loss) per share	$1.48	$(1.74)	$(.10)

Diluted income (loss) per share	$.67	$(1.74)	$(.10)

(1)
Anti-dilutive in 2004 and 2003

        Basic and diluted earnings per share for the years ended December 31, 2004 and 2003 are the same since the effect of all common stock equivalents is antidilutive to the Company's net loss per share under SFAS No. 128. For the year ended December 31, 2005, all shares of convertible preferred stock have been included in diluted earnings per share. All restricted stock is included in basic common shares outstanding.

NOTE I—COMMITMENTS AND CONTINGENCIES

        Leases:    The Company leases certain office space and specialized seismic recording equipment under non-cancelable operating and capital lease agreements, which expire at various dates and require various minimum annual rentals. These leases bear interest at rates ranging from 5.5% to 24.7%.

Future minimum rental payments under these leases which have initial or remaining terms in excess of one year as of December 31, 2005, for each of the years remaining and in the aggregate are:

Year Ending December 31,	Operating Leases	Capital Leases
2006	$4,106,703	$9,955,445
2007	1,328,546	2,195,984
2008	—	1,789,776
2009	—	1,609,415
2010	—	1,257,434

Total future minimum lease payments	$5,435,249	16,808,054

Less: amounts representing interest		2,014,666

Present value of net minimum lease payments		14,793,388
Less: current portion		8,957,687

Long-term portion		$5,835,701

        The Company has included the assets associated with the capital leases in property and equipment at December 31, 2005 and 2004. The original cost and accumulated depreciation of the assets were $16,016,041 and $1,200,022 at December 31, 2005. The Company depreciates assets under capital leases over the estimated useful life of the asset as described in Note B. There were no assets under capital leases at December 31, 2004.

        Rental expense for cancelable and non-cancelable operating leases for the years ended December 31, 2005 and 2004 and the period from inception through December 31, 2003 was $2,074,220, $10,048 and $0, respectively.

        The Company's pricing agreement with Sercel, Inc. requires the Company to purchase a minimum number of recording channels in each year from 2005 through 2008. Purchases in excess of the minimum obligation in any given year are credited to the subsequent year's commitment. If purchases in any given year plus any credits from prior years are less than the required minimum, a per channel shortfall fee may be charged. Purchases in 2005 exceeded the minimum annual commitment. The maximum shortfall liability under this agreement in any given year, if the Company were to purchase no additional recording channels from Sercel, is $69,500 in 2006 and $500,000 in each of 2007 and 2008. Additionally, upon termination of the agreement, if the four-year cumulative commitment is not met (the sum of the four individual annual commitments), an additional per channel shortfall fee may be charged. The per channel shortfall fee for the four-year commitment is the same as the per channel shortfall fee for the individual annual commitments. The Company expects to purchase channels in excess of its minimum commitment in each of the remaining years covered by the commitment.

NOTE J—CUSTOMER CONCENTRATIONS

        The Company operates in only one business segment, contract seismic data acquisition services, and the Company's sales are to clients whose activities relate to oil and gas exploration and production. In general, the Company does not require collateral from its customers. Therefore, the collection of receivables may be affected by the economy surrounding the oil and gas industry. For the year ended December 31, 2005, revenues from the Company's customers representing greater than 10% of revenue were approximately $9.1 million, $5.2 million and $3.8 million, representing 37%, 21% and 16%, respectively, of total revenues. Accounts receivable for these customers were approximately $0, $862,000 and $997,000, respectively, representing approximately 0%, 34% and 39%, respectively, of total accounts receivable as of December 31, 2005.

        For the year ended December 31, 2005, revenues from one geographic area outside of the United States were $3.8 million, representing 16% of total revenues. The carrying amount of net fixed assets in this geographic region as of December 31, 2005 was $2.7 million.

        For the year ended December 31, 2005, purchases from the Company's two largest vendors were approximately $2.4 million and $1.6 million, representing 19% and 12% of total purchases, respectively.

        Accounts payable for these vendors were approximately $455,000 and $3,100, respectively, representing approximately 9% and less than 0%, respectively, of total accounts payable as of December 31, 2005.

NOTE K—SUBSEQUENT EVENTS

        Subsequent to year-end, the Company obtained additional equity in the amount of approximately $16.1 million through the sale of Series A Preferred shares.

        On May 18, 2006, the Company entered into a $60 million term credit facility with Guggenheim Corporate Funding, LLC ("Guggenheim"). The terms of the credit facility allow the Company to draw all or part of the facility from time to time up through December 31, 2006. Borrowings under this facility bear interest at a rate of LIBOR plus 5.75% or the prime rate plus 3.00%. After December 31, 2006, borrowings under the Guggenheim credit facility bear interest at a rate that declines according to a pre-set scale as leverage decreases to a minimum level of LIBOR plus 2.75% or the prime rate. The line of credit includes customary financial and negative covenants for credit facilities of this type, including covenants requiring the maintenance of, a specified current ratio, a specified leverage ratio, a specified debt coverage ratio, a minimum tangible net worth, and certain limits on other indebtedness. There is no prepayment penalty if the proceeds of a public offering of the Company's equity are used to repay the Guggenheim term loan; however the use of other proceeds to retire this debt may require a prepayment penalty of up to 2%. As part of the facility, the Company granted to Guggenheim warrants to purchase 39,000 shares of Class B Common Stock. All capital lease obligations for seismic recording gear and seismic sources, including the marine source seismic vessel, the M/V James H. Scott, were repaid in May 2006 using funds from the $60 million term loan facility. In addition, certain operating lease agreements for seismic recording gear were terminated and the Company acquired the related assets for approximately $5,255,000. The Guggenheim facility stipulates monthly interest payments. Beginning with the quarter ended September 30, 2007, quarterly principal payments of 1/12 the outstanding principal balance on December 29, 2006 are due with the remaining balance due at maturity on May 18, 2009.

        In July 2006, the Company's board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. 3,000,000 shares of common stock are reserved for issuance under the 2006 Incentive Plan. No options have been granted to date.

        Effective April 1, 2006 the Company entered into a $1.2 million promissory note with a financial institution for the purchase of land to be used to relocate the corporate headquarters. The note bears interest at the prime rate plus 1%, has required payments of interest only and has a scheduled maturity of March 1, 2008.

GLOSSARY OF TERMS

"2D"	Two Dimensional—refers to a slice of the Earth's crust
"3D"	Three Dimensional—refers to a volume of the Earth's crust
"Bandwidth"	The range of frequencies over which a given device is designed to operate within specific limits
"Full Aperture Offset Sampling"	The spatial range of the data considered in a calculation, full aperture refers to using the entire spatial range of data useful to that calculation. In geophysical terminology, offsets refers to the newsome distance from the source to the receiver. Full Aperture Offset Sampling describes the characteristics of a 3D survey geometry that is acquired such that the entire range of useful offsets (i.e. the full aperture) is recorded in the field
"Geophones"	The instrument used to transform seismic energy into an electrical voltage
"Heliportable"	Remote seismic operations that require helicopters for logistical support
"Hydrophones"	A detector that is sensitive to variations in pressure, as opposed to a geophone that is sensitive to particle motion. Used when the detector can be placed below a few feet of water, as in marsh environments
"Land"	Areas other than Transition Zone, Shallow Marine and Marine
"Marine"	Deepwater areas of the world, in excess of 50 meters water depth
"Ocean Bottom Cable" or "OBC"	Ocean Bottom Cable—a marine seismic data acquisition method where sensors are connected to a cable and laid along the ocean bottom as opposed to being towed behind a ship
"Optical Survey"	Topographic survey conducted using conventional optical instruments as opposed to GPS survey methods
"Porosity"	Measurement of the pore space in a solid rock
"Reservoir GradeSM"	The high density seismic data product offered by Global which includes RG2DSM, RG3DSM and RG4DSM
"RG2DSM" or "RG3DSM"	Our brand of high density seismic acquisition services
"RG4DSM"	A time-lapse, Reservoir GradeSM 3D survey
"Seismic Acquisition"	The process of using a seismic source to transmit acoustic waves into the Earth and subsequently recording the transmitted waves, including reflections and/or reflections on the Earth's surface around seismic source
"Seismic Signals"	Acoustic waves
"Seismic Sources"	Devices that produce acoustic waves, including explosives, vibrators and air guns
"Shallow Marine"	Less than fifty meters water depth
"Shot holes"	Explosive placed in a bore hole used as a seismic source
"Stratigraphic"	Relating to a change in rock type

A-1

"Subsurface Acoustic Properties"	Acoustic properties of a rock formation include compressional velocity, shear wave velocity, anistropy, etc.
"Towed Streamer"	A neutrally-buoyant cable containing hydrophones, pulled behind a vessel to record seismic data in marine environments
"Transition Zone"	The marine or fresh water coastal regions that are either characterized by shallow water operations offshore or swampy or marshy terrain.
"Vibroseis"	Seismic source method involving mechanical vibrator machines that impart swept frequencies of acoustic energy into the Earth for the purposes of seismic data acquisition

A-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and concessions, expected to be incurred in connection with the offering described in the Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Expenses	Amount
Securities and Exchange Commission registration fee		$15,515
Nasdaq Global Market listing fee
NASD filing fee		14,870
Blue sky fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Our certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers. As permitted by the DGCL, the certificate of incorporation provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

Item 15.    Recent Sales of Unregistered Securities

        During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or public offerings and, except as otherwise indicated below, no remuneration or commission was paid or given directly or indirectly. We believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 of the Securities Act of 1933. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients either received adequate information about us or had access, through employment or other relationships with us, to such information. The following information does not give effect to the assumed             -for-            split of our common stock and conversion of each share of our Class A common stock, Class B common stock and Series A preferred stock into one share of our common stock to be effected contemporaneous with the closing of the offering to which this registration statement relates.

        On various dates between February 27, 2005 and May 10, 2005, we issued an aggregate of 400,000 shares of our Class A common stock to certain members of our executive management team and certain of our employees as consideration for services rendered to us.

        On various dates between March 29, 2005 and September 21, 2006, we issued an aggregate of 506,811 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates between January 31, 2005 and June 22, 2005, we issued an aggregate of 660,400 shares of our Series A preferred stock to a total of 40 accredited investors for aggregate cash consideration of $3,302,000.

        On various dates between June 30, 2005 and July 6, 2005, we issued an aggregate of 354,875 shares of our Series A preferred stock to a total of 28 accredited investors for aggregate cash consideration of $2,839,000. In connection with this transaction, we paid $190,000 to an individual who is an accredited investor as consideration for acting as placement agent in such financing.

        On various dates between August 31, 2005 and October 26, 2005, we issued an aggregate of 78,250 shares of our Series A preferred stock to a total of 12 accredited investors for aggregate cash consideration of $1,252,000.

        On various dates between December 21, 2005 and February 28, 2006, we issued an aggregate of 141,638 shares of our Series A preferred stock to a total of 6 accredited investors for aggregate cash consideration of $4,698,936. In connection with this transaction, we have agreed to pay $140,528 to Oriel Securities Limited (London) as consideration for acting as placement agent in such financing.

        On various dates between April 3, 2006 and April 27, 2006, we issued an aggregate of 239,295 shares of our Series A preferred stock to a total of 3 accredited investors for aggregate cash consideration of $10,170,037.

        On April 27, 2006, we issued an aggregate of 75,000 shares of our Series A preferred stock to an accredited investor for aggregate cash consideration of $3,000,000 pursuant to a subscription agreement dated March 3, 2006, all of which were transferred to affiliates of the accredited investor. Concurrently, an existing shareholder, who is also an accredited investor, acquired 4,258 shares of Series A preferred stock for cash consideration of $170,320 pursuant to a right of first refusal.

        On May 18, 2006, we issued warrants to purchase an aggregate of 39,000 shares of our Class B common stock at an exercise price of $42.50 per share to a lender in connection with credit facilities entered into by us. The warrants are currently exercisable in whole or in part and shall terminate two years after the closing of the offering to which this registration statement relates.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        The following documents are filed as exhibits to this registration statement:

Number	Description
1.1	—	Form of Underwriting Agreement*
3.1	—	Second Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.†
3.2	—	Bylaws of Global Geophysical Services, Inc.†
3.3	—	First Amendment to Bylaws of Global Geophysical Services, Inc.†
4.1	—	Form of Specimen Certificate of Global Geophysical Services, Inc.*
4.2	—	Registration Rights Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC
4.3	—	Warrant Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC
4.4	—	Form of Restricted Stock letter agreement, dated July 28, 2006 by and between Global Geophysical Services, Inc. and certain of its employees†
4.5	—	Plan of Recapitalization of Global Geophysical Services, Inc., dated July 14, 2006†
4.6	—	Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006†
5.1	—	Opinion of Haynes and Boone, LLP
10.1	—	Master Service Agreement, dated as of June 21, 2005, by and between Seismic Exchange, Inc. and Global Geophysical Services, Inc.*
10.2	—	Supplemental Agreement No. 1, dated as of February 22, 2006, by and between Seismic Exchange, Inc. and Global Geophysical Services, Inc.*
10.3	—	Amendment to Supplemental Agreement No. 1, dated as of February 22, 2006, by and between Seismic Exchange, Inc. and Global Geophysical Services, Inc.*
10.4	—	Promissory Note, dated as of March 31, 2006, made by Global Geophysical Services, Inc. to Amegy Mortgage Company, L.L.C.†
10.5	—	Deed of Trust and Security Agreement, dated as of March 31, 2006, by and between Amegy Mortgage Company, L.L.C. and Global Geophysical Services, Inc.†
10.6	—	Cooperation Agreement, dated as of February 5, 2005, by and between Sercel, Inc. and Global Geophysical Services, Inc.*

10.7	—	Short Term Lease Agreement Office Building, dated as of November 8, 2004, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.8	—	Amendment No. 1 to Lease Agreement, dated as of February 18, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.9	—	Amendment No. 2 to Lease Agreement, dated as of June 28, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.10	—	Amendment No. 3 to Lease Agreement, dated as of January 28, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.11	—	Amendment No. 4 to Lease Agreement, dated as of June 22, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.12	—	Term Loan Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Guggenheim Corporate Funding, LLC†
10.13	—	Preferred Fleet Mortgage, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Guggenheim Corporate Funding, LLC†
10.14	—	Term Loan Note, dated as of May 18, 2006, made by Global Geophysical Services, Inc. to Guggenheim Corporate Funding, LLC†
10.15	—	Guaranty and Collateral Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Guggenheim Corporate Funding, LLC†
10.16	—	Promissory Note, dated May 18, 2006, made by Global Geophysical Services, Ltd. to Guggenheim Corporate Funding, LLC†
10.17	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Richard A. Degner†
10.18	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Craig A. Lindberg†
10.19	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Thomas J. Fleure†
10.20	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Craig M. Murrin†
10.21	—	Loan Agreement, dated as of August 22, 2006, by and between Global Geophysical Services, Inc. and Amegy Bank National Association
21.1	—	List of Subsidiaries of Global Geophysical Services, Inc.†
23.1	—	Consent of UHY LLP
23.2	—	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)
23.3	—	Powers of Attorney (contained on the signature page of the initial filing of this registration statement)†

†
Previously filed.

*
To be filed by amendment.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

        (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (b)   To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

        (c)   For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (d)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 6th day of October, 2006.

GLOBAL GEOPHYSCIAL SERVICES, INC.
By:	/s/ CRAIG M. MURRIN Craig M. Murrin Vice President, Secretary and General Counsel

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Richard A. Degner	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 6, 2006
* Craig A. Lindberg	Senior Vice President, Chief Financial Officer, Director (Principal Financial Officer and Principal Accounting Officer)	October 6, 2006
* Thomas Fleure	Vice President of Geophysical Technology, Director	October 6, 2006
* Damir S. Skerl	Director	October 6, 2006
* Michael Forrest	Director	October 6, 2006

*By:	/s/ CRAIG M. MURRIN

Craig M. Murrin Attorney-in-Fact

EXHIBIT INDEX

Number	Description
1.1	—	Form of Underwriting Agreement*
3.1	—	Second Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.†
3.2	—	Bylaws of Global Geophysical Services, Inc.†
3.3	—	First Amendment to Bylaws of Global Geophysical Services, Inc.†
4.1	—	Form of Specimen Certificate of Global Geophysical Services, Inc.*
4.2	—	Registration Rights Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC
4.3	—	Warrant Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Orpheus Holdings LLC
4.4	—	Form of Restricted Stock letter agreement, dated July 28, 2006 by and between Global Geophysical Services, Inc. and certain of its employees†
4.5	—	Plan of Recapitalization of Global Geophysical Services, Inc., dated July 14, 2006†
4.6	—	Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006†
5.1	—	Opinion of Haynes and Boone, LLP
10.1	—	Master Service Agreement, dated as of June 21, 2005, by and between Seismic Exchange, Inc. and Global Geophysical Services, Inc.*
10.2	—	Supplemental Agreement No. 1, dated as of February 22, 2006, by and between Seismic Exchange, Inc. and Global Geophysical Services, Inc.*
10.3	—	Amendment to Supplemental Agreement No. 1, dated as of February 22, 2006, by and between Seismic Exchange, Inc. and Global Geophysical Services, Inc.*
10.4	—	Promissory Note, dated as of March 31, 2006, made by Global Geophysical Services, Inc. to Amegy Mortgage Company, L.L.C.†
10.5	—	Deed of Trust and Security Agreement, dated as of March 31, 2006, by and between Amegy Mortgage Company, L.L.C. and Global Geophysical Services, Inc.†
10.6	—	Cooperation Agreement, dated as of February 5, 2005, by and between Sercel, Inc. and Global Geophysical Services, Inc.*
10.7	—	Short Term Lease Agreement Office Building, dated as of November 8, 2004, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.8	—	Amendment No. 1 to Lease Agreement, dated as of February 18, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.9	—	Amendment No. 2 to Lease Agreement, dated as of June 28, 2005, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.10	—	Amendment No. 3 to Lease Agreement, dated as of January 28, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†
10.11	—	Amendment No. 4 to Lease Agreement, dated as of June 22, 2006, by and between United States Professional Tennis Association and Global Geophysical Services, Inc.†

10.12	—	Term Loan Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Guggenheim Corporate Funding, LLC†
10.13	—	Preferred Fleet Mortgage, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Guggenheim Corporate Funding, LLC†
10.14	—	Term Loan Note, dated as of May 18, 2006, made by Global Geophysical Services, Inc. to Guggenheim Corporate Funding, LLC†
10.15	—	Guaranty and Collateral Agreement, dated as of May 18, 2006, by and between Global Geophysical Services, Inc. and Guggenheim Corporate Funding, LLC†
10.16	—	Promissory Note, dated May 18, 2006, made by Global Geophysical Services, Ltd. to Guggenheim Corporate Funding, LLC†
10.17	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Richard A. Degner†
10.18	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Craig A. Lindberg†
10.19	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Thomas J. Fleure†
10.20	—	Employment Agreement, dated May 27, 2005, by and between Global Geophysical Services, Inc. and Craig M. Murrin†
10.21	—	Loan Agreement, dated as of August 22, 2006, by and between Global Geophysical Services, Inc. and Amegy Bank National Association
21.1	—	List of Subsidiaries of Global Geophysical Services, Inc.†
23.1	—	Consent of UHY LLP
23.2	—	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)
23.3	—	Powers of Attorney (contained on the signature page of the initial filing of this registration statement)†

†
Previously filed.

*
To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
The Offering
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
INDEX TO FINANCIAL STATEMENTS
GLOBAL GEOPHYSICAL SERVICES, INC. BALANCE SHEETS
GLOBAL GEOPHYSICAL SERVICES, INC. STATEMENTS OF OPERATIONS
GLOBAL GEOPHYSICAL SERVICES, INC. STATEMENTS OF CASH FLOWS
GLOBAL GEOPHYSICAL SERVICES, INC. NOTES TO FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GLOBAL GEOPHYSICAL SERVICES, INC. BALANCE SHEETS
GLOBAL GEOPHYSICAL SERVICES, INC. STATEMENTS OF OPERATIONS
GLOBAL GEOPHYSICAL SERVICES, INC. STATEMENTS OF CASH FLOWS
GLOBAL GEOPHYSICAL SERVICES, INC. NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND THE PERIOD FROM INCEPTION (JUNE 18, 2003) TO DECEMBER 31, 2003
GLOSSARY OF TERMS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX